As filed with the Securities and Exchange Commission on ___________, 1999
                                                           File No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

               COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1
                              (Exact Name of Trust)

                         COLUMBUS LIFE INSURANCE COMPANY
                               (Name of Depositor)

                             400 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
          (Complete Address of Depositor's Principal Executive Offices)

                                  Please send copies of all communications to:

             DONALD J. WUEBBLING, ESQ.              KAREN M. MCLAUGHLIN, ESQ.
          Columbus Life Insurance Company               Frost & Jacobs LLP
              400 East Fourth Streeet                    2500 PNC Center
              Cincinnati, Ohio 45202                  201 East Fifth Street
      (Name and Address of Agent for Service)         Cincinnati, Ohio 45202


      AN INDEFINITE AMOUNT OF INTERESTS IN COLUMBUS LIFE INSURANCE COMPANY
                 SEPARATE ACCOUNT 1 UNDER COLUMBUS LIFE VARIABLE
                        UNIVERSAL LIFE INSURANCE POLICIES
                     (Title of Securities Being Registered)

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                 (Approximate Date of Proposed Public Offering)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     RECONCILIATION AND TIE BETWEEN ITEMS IN
                         FORM N-8B-2 AND THE PROSPECTUS

                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1

        FORM N-8B-2*   CAPTION IN PROSPECTUS**

        Item 1         Cover Page
        Item 2         Columbus Life Insurance Company and Separate Account 1
        Item 3         Not Applicable****
        Item 4         Service Providers
        Item 5         Columbus Life Insurance Company and Separate Account 1
        Item 6         Columbus Life Insurance Company and Separate Account 1
        Item 7         Not Required***
        Item 8         Not Required***
        Item 9         Not Applicable****
        Item 10        Purchasing Your Policy
                       Borrowing Your Money
                       Withdrawing Your Money
                       Death Benefits
                       Payment of Policy Proceeds
                       Charges
                       Continuation of Your Policy
                       Other Information About Your Policy
                       Premium Payments
                       Voting Rights
                       Columbus Life Insurance Company and Separate Account 1 Information About the Investment Options
                       Allocation of Net Premiums
                       Transferring Your Money
                       Optional Policy Benefits
                       Tax Matters
        Item 11        Information About the Investment Options
        Item 12        Service Providers
        Item 13        Policy at a Glance
                       Borrowing Your Money
                       Withdrawing Your Money
                       Death Benefits
                       Charges
                       Optional Policy Benefits
                       Information About the Investment Options
                       Service Providers
        Item 14        Purchasing Your Policy
                       Optional Policy Benefits
                       Other Information About Your Policy

        FORM N-8B-2*   CAPTION IN PROSPECTUS**

        Item 15        Purchasing Your Policy
                       Premium Payments
                       Allocation of Net Premiums
                       Transferring Your Money
                       Other Information About Your Policy
                       Information About the Investment Options
                       Valuation of Your Investment
        Item 16        Allocation of Net Premiums
                       Transferring Your Money
                       Borrowing Your Money
                       Withdrawing Your Money
                       Charges
                       Information About the Investment Options
                       Valuation of Your Investment
        Item 17        Purchasing Your Policy
                       Borrowing Your Money
                       Withdrawing Your Money
                       Death Benefits
                       Payment of Policy Proceeds
                       Charges
                       Continuation of Your Policy
                       Other Information About Your Policy
                       Optional Policy Benefits
        Item 18        Valuation of Your Investment
                       Columbus Life Insurance Company and Separate Account 1
        Item 19        Other Information About Your Policy
        Item 20        Not Applicable****
        Item 21        Borrowing Your Money
                       Continuation of Your Policy
        Item 22        Not Applicable****
        Item 23        Columbus Life Insurance Company and Separate Account 1
        Item 24        Information About the Investment Options
                       Valuation of Your Investment
        Item 25        Columbus Life Insurance Company and Separate Account 1
        Item 26        Not Applicable****
        Item 27        Columbus Life Insurance Company and Separate Account 1
        Item 28        Columbus Life Insurance Company and Separate Account 1
        Item 29        Columbus Life Insurance Company and Separate Account 1
        Item 30        Not Applicable****
        Item 31        Not Applicable****
        Item 32        Not Applicable****
        Item 33        Not Applicable****
        Item 34        Not Applicable****
        Item 35        Purchasing Your Policy
                       Service Providers

        FORM N-8B-2*   CAPTION IN PROSPECTUS**

        Item 36        Not Required***
        Item 37        Not Applicable****
        Item 38        Service Providers
        Item 39        Service Providers
        Item 40        Not Applicable****
        Item 41        Service Providers
        Item 42        Not Applicable****
        Item 43        Not Applicable****
        Item 44        Charges
                       Valuation of Your Investment
                       Premium Payments
        Item 45        Not Applicable****
        Item 46        Payments of Policy Proceeds
                       Charges
                       Valuation of Your Investment
        Item 47        Information about the Investment Options
        Item 48        Not Applicable****
        Item 49        Not Applicable****
        Item 50        Columbus Life Insurance Company and Separate Account 1
        Item 51 Columbus Life Insurance Company and Separate Account 1 Death Benefits Optional Policy
                       Benefits Other Information About
                       Your Policy Payment of Policy
                       Proceeds Purchasing Your Policy
                       Premium Payments Borrowing Your
                       Money Withdrawing Your Money
                       Continuation of Your Policy Other
                       Information About Your Policy
                       Charges Valuation of Your
                       Investment
        Item 52        Information About the Investment Options
        Item 53        Tax Matters
        Item 54        Not Applicable****
        Item 55        Not Applicable****
        Item 56        Not Required***
        Item 57        Not Required***
        Item 58        Not Required***
        Item 59        Not Required***

* Registrant includes this Reconciliation and Tie Statement in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant, simultaneously herewith, filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment

         Company Act of 1940. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

**** Omitted from the Prospectus pursuant to Instruction 3 as to the Prospectus as set out in Form S-6.

             COLUMBUS LIFE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                         COLUMBUS LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT 1

                                   PROSPECTUS

                                 July ___, 1999


This Prospectus describes the Columbus Life Variable Universal Life Insurance Policy (Policy) and the investment options available to Policy owners. It contains information you should know before purchasing a Policy and selecting your investment options. Please read this Prospectus carefully and keep it for future reference.

The Policy is issued by Columbus Life Insurance Company (CLIC). The Policy is an investment alternative that offers you:

     o  Life insurance protection       o   Tax-deferred earnings
     o  Flexible premium payments       o   Access to your funds via
     o  Flexible benefits                   withdrawals and loans
     o  Optional coverages              o   19 investment options

You tell us how to invest your premium payments among the investment options. Your investment options include the following Sub-Accounts of Separate Account 1
(SA1):

     o  AIM V.I. GROWTH                      o  TOUCHSTONE INTERNATIONAL EQUITY
     o  AIM V.I. GOVERNMENT SECURITIES       o  TOUCHSTONE INCOME OPPORTUNITY
     o  ALGER AMERICAN SMALL CAPITALIZATION  o  TOUCHSTONE HIGH YIELD
     o  ALGER AMERICAN GROWTH                o  TOUCHSTONE VALUE PLUS
     o  MFS VIT EMERGING GROWTH              o  TOUCHSTONE GROWTH & INCOME
     o  MFS VIT GROWTH WITH INCOME           o  TOUCHSTONE ENHANCED 30
     o  PIMCO LONG-TERM U.S. GOVERNMENT      o  TOUCHSTONE BALANCED
     o  TOUCHSTONE SMALL CAP VALUE           o  TOUCHSTONE BOND
     o  TOUCHSTONE EMERGING GROWTH           o  TOUCHSTONE STANDBY INCOME

The Fixed Account is an additional investment option. It is a fixed-rate option, backed by the general assets of CLIC.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains certain other material that is legally part of the registration statement for SA1 and other information about SA1. You can view these documents at the Public Reference Room of the Securities and Exchange Commission or obtain copies, for a fee, by writing to the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549. You can also call the Securities and Exchange Commission at 800.SEC.0330.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Policies or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Policies are not deposits or obligations of any bank. No bank has guaranteed or endorsed the Policies. The Policies are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, the National Credit Union Share Insurance Fund or any other agency.

Each Sub-Account invests in a corresponding Fund that may have a name and/or investment objective that is very similar to that of a publicly available mutual fund that is managed by the same advisor and sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various elements that affect the operation of a Fund, such as implementation of investment policies, cash flows, Fund expenses and size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available funds because you will pay additional charges related to your Policy, such as premium tax charges and mortality and expense risk charges.

Investments in variable life insurance policies involve investment risk, including possible loss of principal and interest.

                                TABLE OF CONTENTS

TABLE OF CONTENTS...........................................................3
POLICY AT A GLANCE..........................................................4
SUMMARY.....................................................................7
PURCHASING YOUR POLICY.....................................................11
PREMIUM PAYMENTS...........................................................12
ALLOCATION OF NET PREMIUMS.................................................14
TRANSFERRING YOUR MONEY....................................................15
BORROWING YOUR MONEY.......................................................17
WITHDRAWING YOUR MONEY.....................................................19
DEATH BENEFITS.............................................................20
PAYMENT OF POLICY PROCEEDS.................................................24
CHARGES....................................................................27
CONTINUATION OF YOUR POLICY................................................32
OPTIONAL POLICY BENEFITS...................................................36
OTHER INFORMATION ABOUT YOUR POLICY........................................40
INFORMATION ABOUT THE INVESTMENT OPTIONS...................................45
VALUATION OF YOUR INVESTMENT...............................................56
PERFORMANCE INFORMATION....................................................57
VOTING RIGHTS..............................................................58
COLUMBUS LIFE INSURANCE COMPANY AND SEPARATE ACCOUNT 1.....................59
SERVICE PROVIDERS..........................................................62
TAX MATTERS................................................................63
OTHER GENERAL INFORMATION..................................................69
SUPPLEMENT A...............................................................70
SUPPLEMENT B...............................................................71
CLIC FINANCIAL STATEMENTS..................................................73
GLOSSARY...................................................................74


                               POLICY AT A GLANCE

The following is a snapshot of the Policy. Please refer to the Policy and the remainder of the Prospectus for further details and other information.

PREMIUM PAYMENTS AND WITHDRAWALS
--------------------------------


    MINIMUM AMOUNTS
         PREMIUMS                        Depends on the Insured's Attained Age, gender and underwriting class and the Specified Amount of insurance coverage
         WITHDRAWALS                     $500

INSURANCE BENEFITS
------------------
    DEATH BENEFITS
         OPTION 1                        Greater of Specified Amount or the applicable multiple of your Account Value
         OPTION 2                        Greater of Specified Amount plus Account Value or the applicable multiple of your
                                         Account Value
    MINIMUM ISSUE LIMIT
         PREFERRED                       $100,000
         STANDARD                        $25,000
    MINIMUM INCREASE OR DECREASE IN      $25,000, subject to Minimum Issue Limit restrictions
        COVERAGE
    OPTIONAL INSURANCE BENEFITS          Accidental Death
        AVAILABLE BY RIDER               Insured Insurability
                                         Accelerated Death Benefit
                                         Disability Credit
                                         Children's Term
                                         Other Insured

POLICY CHARGES AND DEDUCTIONS
-----------------------------
    MONTHLY DEDUCTIONS FROM ACCOUNT VALUE
        COST OF INSURANCE CHARGES        Depends on the Insured's Attained Age, gender and underwriting class, and your Specified Amount, Account Value and death benefit option
        MONTHLY EXPENSE CHARGES          $6.00 (maximum of $7.00)
        RIDER CHARGES
        Accidental Death                 Depends on the Insured's Attained Age and selected Accidental Death Benefit amount
        Insured Insurability             Depends on the Insured's Attained Age and selected Insured Insurability Option amount
        Accelerated Death Benefit        None
        Disability Credit                Depends on the Insured's Attained age and selected Credit Amount
        Children's Term                  Depends on selected Children's Term Benefit amounts
        Other Insured                    Depends on each Other Insured's Attained Age, gender and underwriting class and selected Other Insured Benefit amounts

    SEPARATE ACCOUNT CHARGES
        MORTALITY AND EXPENSE            0.90% effective annual rate (maximum of 1.00%) deducted daily from the Accumulation
        RISK CHARGE                      Unit Value of each Sub-Account
    PERCENT OF PREMIUM CHARGES
        PREMIUM EXPENSE CHARGES          4.75% (maximum of 5.50%) of premium payments
        TAX CHARGES                      Varies by state of residence (maximum of 3.50% of premium payments)
    TRANSACTION CHARGES
        TRANSFER CHARGES                 $0 for first 12 transfers among Sub-Accounts each Policy Year; $10 for each additional transfer in a Policy Year--deducted from Account Value at time of transfer
        SURRENDER CHARGES
        Full Surrender                   As shown in your most recent Policy Schedule (applies during the first 14 years since your Policy Date or since the date of any increase in Specified Amount)
        Partial Surrender                A pro rata portion of the maximum amount shown in your most recent Policy Schedule (applies during the first 14 years since your Policy
                                         Date or since the date of any increase in Specified Amount) and a withdrawal fee of $50 for your second and each additional withdrawal in a Policy Year




FUND EXPENSES
                                                                                        Total Expenses       Total Expenses
                                                                           Other         After Expense       Before Expense
                                                        Advisor Fees      Expenses       Reimbursement      Reimbursement(a)


AIM VARIABLE INSURANCE FUNDS, INC.
(ADVISOR--AIM ADVISORS, INC.)
  AIM V.I. Growth Fund                                     0.64%            0.08%           0.72%                0.72%
  AIM V.I. Government Securities Fund                      0.50%            0.26%           0.76%                0.76%

THE ALGER AMERICAN FUND
(ADVISOR--FRED ALGER MANAGEMENT, INC.)
  Alger American Small Capitalization Portfolio            0.85%            0.04%           0.89%                0.89%
  Alger American Growth Portfolio                          0.75%            0.04%           0.79%                0.79%

MFS VARIABLE INSURANCE TRUST
(ADVISOR--MASSACHUSETTS FINANCIAL SERVICES COMPANY)
  MFS VIT Emerging Growth Series                           0.75%            0.10%           0.85%                0.85%(b)
  MFS VIT Growth with Income Series                        0.75%            0.13%           0.88%                0.95%(b)

PIMCO VARIABLE INSURANCE TRUST
(ADVISOR--PACIFIC INVESTMENT MANAGEMENT COMPANY)
  PIMCO Long-Term U.S. Government Portfolio                0.40%            0.25%           0.65%                0.67%(c)

TOUCHSTONE VARIABLE SERIES TRUST
(ADVISOR--TOUCHSTONE ADVISORS, INC.)
  Touchstone Small Cap Value Fund                          0.80%(d)         0.20%(d)        1.00%(d)             2.70%(d)(e)
  Touchstone Emerging Growth Fund                          0.80%            0.35%           1.15%                1.49%(e)
  Touchstone International Equity Fund                     0.95%            0.30%           1.25%                1.95%(e)
  Touchstone Income Opportunity Fund                       0.65%            0.20%           0.85%                1.25%(e)
  Touchstone High Yield Fund                               0.60%(d)         0.20%(d)        0.80%(d)             2.50%(d)(e)
  Touchstone Value Plus Fund                               0.75%(d)         0.40%(d)        1.15%(d)             7.49%(d)(e)
  Touchstone Growth & Income Fund                          0.80%(d)         0.05%(d)        0.85%(d)             1.37%(d)(e)
  Touchstone Enhanced 30 Fund                              0.65%(d)         0.10%(d)        0.75%(d)             2.45%(d)(e)
  Touchstone Balanced Fund                                 0.80%            0.10%           0.90%                1.37%(e)
  Touchstone Bond Fund                                     0.55%(d)         0.20%(d)        0.75%(d)             1.32%(d)(e)
  Touchstone Standby Income Fund                           0.25%            0.25%           0.50%                0.95%(e)


(a) The fee and expense figures shown for each Fund are based on amounts incurred during the Fund's most recent fiscal year.

(b) The custodian for each of the MFS Funds has agreed to an expense offset arrangement if expenses reach a certain level.
        The MFS Funds may also have other agreements that reduce the expenses actually paid by the MFS Funds. For example, prior to October 2, 1998, Massachusetts Financial Services Company had agreed to waive certain fees or reimburse the MFS Growth with Income Fund so that the Fund's expenses did not exceed a specified level.

(c) Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that the total expenses of the PIMCO Fund would exceed 0.65%.

(d) Since the Touchstone Value Plus Fund started on May 1, 1998, the Touchstone Growth & Income Fund and the Touchstone Bond Fund started on January 4, 1999, and the Touchstone Small Cap Value Fund, the Touchstone High Yield Fund and the Touchstone Enhanced 30 Fund started on May 1, 1999, expenses for these funds are based on estimates.

(e) During 1998, fee waiver and expense reimbursement arrangements had the effect of reducing expenses actually paid by the Touchstone Emerging Growth Fund, the Touchstone International Equity Fund, the Touchstone Income Opportunity Fund, the Touchstone Balanced Fund and the Touchstone Standby Income Fund. Touchstone Advisors, Inc. has agreed to waive certain fees or reimburse each Touchstone Fund so that the Fund's total expenses do not exceed the percentage set forth in the "Total Expenses After Expense Reimbursement" column for the Fund. These agreements will remain in place until at least December 31, 1999.


TRANSFERS
---------


    NUMBER OF FREE TRANSFERS              12 times between Sub-Accounts per Policy Year; 1 time from the
                                          Fixed Account per Policy Year; 1 time to the Fixed Account per
                                          Policy Year (restrictions do not apply to transfers made
                                          under the Dollar Cost Averaging Program)
    MINIMUM AMOUNT OF TRANSFER            $250

LOANS
-----
    LOAN AMOUNT
         MINIMUM                          None
         MAXIMUM                          90% of the Cash Surrender Value, less any Indebtedness and less the next 2 Monthly Deductions and Monthly Expense Charges
    INTEREST RATE                         6.50% (maximum of 8.00%)


                                     SUMMARY

The following are answers to some basic questions about the Policy. Because this is a summary, please read the Policy and the remainder of the Prospectus for further details and other information. If the terms of your Policy differ from the description of the Policy in this Prospectus, you should rely on the terms in your Policy.

WHAT KIND OF LIFE INSURANCE IS THE POLICY?

The Policy is a FLEXIBLE PREMIUM, VARIABLE UNIVERSAL LIFE INSURANCE POLICY. The Policy is called "flexible premium" because you can change the amount and frequency of your premium payments, within certain limits. The Policy is called "variable" life insurance because your Cash Surrender Value and your Death Benefit can vary because your Account Value will vary. THE POLICY HAS NO GUARANTEED MINIMUM ACCOUNT VALUE, WHICH MEANS THAT YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR ACCOUNT VALUE COULD FALL TO ZERO.

HOW DO I PURCHASE A POLICY?

You can apply for a Policy by contacting your insurance agent or ______________ by mail at ____________ or by phone at _______________. Your insurance agent or our licensed insurance representative can help you complete an application [and assist you through our underwriting process, which normally involves a medical exam]. We will not issue a Policy that insures a person who does not meet our underwriting standards. We will also not issue a Policy that insures a person who is over 85 years of age. Insurance coverage under your Policy begins on the Policy Date shown in your Policy Schedule.

HOW MUCH INSURANCE CAN I PURCHASE?

The minimum amount of insurance you must purchase depends on which premium classification is applicable to your application. If you qualify for our "preferred" premium classification, the minimum amount of insurance you must purchase is $100,000; otherwise it is $25,000.

We call the amount of insurance that you specify in your application the "Specified Amount." Federal tax law may limit your ability to make certain large premium payments. We will monitor your premium payments to be sure that you do not exceed the permitted amounts or inadvertently incur any tax penalties due to excess premium payments.

You can request a change to your Specified Amount at any time after the first Policy Year. You cannot decrease your Specified Amount below your Minimum Issue Limit.

WHAT INSURANCE PROTECTION DOES THE POLICY OFFER?

The Policy offers 2 types of insurance protection or death benefit options--Option 1 and Option 2. Option 1 emphasizes the potential growth of your Account Value. If you select Option 1, any increase in your Account Value will decrease the risk to us relative to the death benefit we must pay when the

Insured dies. On the other hand, Option 2 emphasizes the potential growth of your Death Benefit. If you select Option 2, any increase in your Account Value will increase the amount of your Death Benefit. The Cost of Insurance Charge that you pay depends on which death benefit option you select and will be higher if you select Option 2.

Although there is no guaranteed minimum Account Value, which means that you bear the entire investment risk that your Account Value could fall to zero, the Death Benefit will never be lower than your Specified Amount less any Indebtedness. We will pay the Death Benefit only if the Policy remains in effect on the date of the Insured's death.

HOW MUCH ARE THE PREMIUM PAYMENTS?

When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown in your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Insured reaches 100 years of age or dies. You are not required to make premium payments in set amounts or on a set schedule. You may skip a Planned Premium payment and you may change the amount and frequency of your Planned Premium. If you skip a Planned Premium payment or you stop making Planned Premium payments, your Policy and your insurance may not continue depending on the amount of your Net Cash Surrender Value or the applicability of the continuation provisions. On the other hand, your Planned Premium payments may not be enough to keep your Policy in force. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force.

WHAT ARE THE CHARGES?

We assess certain charges to support the operation of your Policy and SA1. Some charges are subtracted from your premium payments and others reduce your Account Value. In addition, we assess administrative fees for processing withdrawals and certain transfers among the Sub-Accounts.

WHAT FACTORS AFFECT MY COST OF INSURANCE CHARGES?

If you are the Insured, your Cost of Insurance Charges will depend on your age, gender and underwriting class and the death benefit option you select. Your underwriting class depends on your health, whether you use tobacco and other factors that we use to determine your insurability. The maximum monthly Cost of Insurance Charges will never exceed the guaranteed monthly cost of insurance rates as shown in your Policy Schedule.

WHAT IS SA1?

SA1 is a separate asset account of CLIC that supports the Policies. SA1 consists of 18 Sub-Accounts. SA1 holds the investments allocated to the Sub-Accounts by the holders of the Policies. SA1 invests the assets of each Sub-Account in an underlying fund. The investment objective of the Sub-Account and the underlying fund in which it invests are identical.

WHAT ARE MY INVESTMENT OPTIONS?

You have 19 investment options for your premium payments. You may allocate your Net Premiums among the 18 Sub-Accounts of SA1 and the Fixed Account. Each Sub-Account invests exclusively in a corresponding Fund of AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (TVST). The Sub-Acounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of losing your money. The Fixed Account provides a guaranteed minimum rate of return.

HOW MAY I ALLOCATE MY NET PREMIUMS AMONG INVESTMENT OPTIONS?

You may allocate your Net Premiums by specifying on your application the percentage of your Net Premiums you would like us to allocate to each investment option. A minimum of 1% must be allocated to each selected investment option and all allocations must be in whole percentage numbers (12% not 12.5%). You may change your allocation instructions at any time by notifying us either by telephone or in writing. When we receive a premium payment from you, we allocate it based on the most recent allocation instructions we have received from you.

CAN I TRANSFER MY ACCOUNT VALUE AMONG INVESTMENT OPTIONS?

Yes, you can transfer your Account Value among the Sub-Accounts up to 12 times per Policy Year without charge. We will charge you $10 for each additional transfer that you make among the Sub-Accounts in a Policy Year. You are also permitted to make 1 transfer to the Fixed Account and 1 transfer from the Fixed Account per Policy Year. You may authorize transfers by telephone or by writing to us.

HOW WILL MY ACCOUNT VALUE VARY?

Your Account Value will vary on a daily basis to reflect the investment experience of the Sub-Accounts. Your Policy's Account Value will also reflect the amount and frequency of premium payments, any withdrawals, any Indebtedness and charges and deductions connected with your Policy. There is no guaranteed minimum Account Value, which means that you bear the entire investment risk that your Account Value could fall to zero.

HOW DO I ACCESS MY ACCOUNT VALUE?

Generally, you can withdraw from your Policy part or all of your Account Value, less any applicable withdrawal fees and surrender charges, and less any Indebtedness. We generally assess a surrender charge for each partial or full withdrawal. Partial withdrawals and related withdrawal fees and surrender charges will reduce your Policy's Account Value and Specified Amount. A full withdrawal will terminate your Policy. A withdrawal may also have tax consequences.

CAN I BORROW AGAINST MY POLICY?

Yes, you can borrow money from us by using your Policy as the sole collateral for the loan. The most you can borrow against your Policy is 90% of Cash Surrender Value, less any Indebtedness and less an amount sufficient to cover the next 2 Monthly Deductions and Monthly Expense Charges. The maximum interest rate we charge on loans is 8.00%. A loan, whether repaid or not, will have a permanent negative effect on the Death Benefit and Account Value of your Policy.

WHAT WILL CAUSE THE POLICY TO LAPSE WITHOUT VALUE?

Your Policy will lapse if your Net Cash Surrender Value is insufficient to pay the Monthly Expense Charge and Monthly Deduction and none of the continuation provisions apply and we do not receive sufficient payment during the Grace Period. If your Policy terminates, you will not receive the Net Cash Surrender Value of your Policy or any other money from us.

WILL THE POLICY'S DEATH BENEFIT AND ACCOUNT VALUE BE TAXED?

The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Policy's Death Proceeds should be fully excludable from the Beneficiary's gross income if paid by reason of the death of the Insured. In addition, any earnings on your investment in a Sub-Account should not be taxable to you while the Policy is in effect unless you surrender some or all of your Policy's Account Value. Under certain circumstances, a loan may be treated as taxable income. We do not intend this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy.

CAN I OBTAIN PERSONALIZED ILLUSTRATIONS DEMONSTRATING HOW THE POLICY MIGHT WORK?

Yes, we will furnish, upon request and free of charge, a personalized illustration reflecting the proposed Insured's Attained Age, gender and underwriting class. We may charge a reasonable fee for additional illustrations.

DO I HAVE A "FREE LOOK" RIGHT TO EXAMINE THE POLICY?

Yes, you may cancel the Policy within 10 days after receiving it, or such longer period as state law may require. If you cancel the Policy during the FREE LOOK period, we generally will refund to you (1) the amount of your premium payments allocated to the Fixed Account, plus (2) the value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent, plus (3) any fees and charges on amounts allocated to the Sub-Accounts.

                             PURCHASING YOUR POLICY

To obtain an application to purchase a Policy, please contact your insurance agent or _______ by mail at ______ or by phone at ________.

ELIGIBLE PURCHASERS

You can apply for a Policy if:

     o        You live in a state where we can issue a Policy.
     o        You are of legal age.

Your application will be processed through our underwriting process, which usually requires the proposed Insured to have a medical exam. After we complete the underwriting process, we will notify you of our decision regarding your application. If we accept your application, the insurance coverage provided by your Policy will begin on the Policy Date as shown in your Policy Schedule. Any premium payment received by us from you prior to the issuance of your Policy will be allocated to your selected investment options on the Policy Date.

Even if you live in a state where we can issue a Policy, we will not issue a Policy that insures a person who is over 85 years of age. We will also not issue a Policy that insures a person who does not meet our underwriting standards. If we do not issue a Policy to you, we will return any premium payments received by us from you.

SPECIFIED AMOUNT AND MINIMUM ISSUE LIMIT

If you meet our underwriting standards, you may purchase a Policy with a Specified Amount as low as the Minimum Issue Limit. The Minimum Issue Limit depends on the premium classification used and is shown on your Policy Schedule. If you purchase a Policy with a Specified Amount equal to or near the Minimum Issue Limit, you might not be able to

    o  Make partial withdrawals
    o  Reduce your Specified Amount
    o  Change your Death Benefit option

You should consider these limitations before you purchase a Policy with a Specified Amount at or near the Minimum Issue Limit. You should discuss the Specified Amount for your Policy with your insurance agent or financial advisor before purchasing a Policy.

10-DAY REVIEW PERIOD

You have 10 days to review your Policy after you receive it. This 10-day review period is called the FREE LOOK period. The state where you live may require us to give you a longer FREE LOOK period.

If you are not satisfied with the Policy, you can cancel it during the FREE LOOK period. To cancel your Policy, you must return it to either the insurance agent who sold you the Policy or us at [______________________________] within 10 days after you receive it. If you cancel the Policy during the FREE LOOK period, we will refund to you

     o        The amount of your premium payments allocated to the Fixed
              Account, plus
     o The value of your investments in the Sub-Accounts as calculated on the date your notice of cancellation is received by us or your insurance agent, plus
     o        Any fees and charges on amounts allocated to the Sub-Accounts.

However, some state laws may require us to refund your premium payments.


                                PREMIUM PAYMENTS

Premium payments are payments that you make to purchase and maintain your Policy. The amount and frequency of your premium payments will affect your Account Value and the duration of insurance coverage under your Policy. We reserve the right to reject any premium payment if, in our opinion, accepting the payment would mean the Policy would not qualify as life insurance under federal tax laws.

Your initial premium payment must equal at least 1/12th of the Minimum Annual Premium for the Term No-Lapse Guarantee provision. This Minimum Annual Premium is shown in your Policy Schedule. Your initial premium payment may be given to your insurance agent. You should send your subsequent premium payments to [________________________.]

Generally each premium payment must be at least $50.

You can make premium payments through automatic or scheduled installment payments, such as pre-authorized checking account deductions. If you use one of these methods to make premium payments, we will accept premium payments in amounts less than $50.

PLANNED PREMIUM

When you purchase your Policy, you tell us how much you plan to pay and how often you plan to pay. This is called your Planned Premium. The amount and frequency of your Planned Premium is shown in your Policy Schedule. Generally, you would continue to make Planned Premium payments until the Policy Anniversary after the Insured reaches 100 years of age or dies. You are not required to make premium payments in set amounts or on a set schedule. You may skip a Planned Premium payment and you may change the amount and frequency of your Planned Premium. If you skip a Planned Premium payment or you stop making Planned Premium payments, your Policy and your insurance may not continue depending on the amount of your Net Cash Surrender Value or the applicability of the continuation provisions. On the other hand, your Planned Premium payments may not be enough to keep your Policy in force. You may need to increase your Planned Premium or make additional premium payments to keep your Policy in force. The continuation of your Policy is discussed on pages ___ of this Prospectus.

An illustration is a useful tool for estimating, under one or more hypothetical investment return scenarios, whether or not a given Planned Premium is likely to achieve the goals you have set for your Policy. An illustration is available upon request and free of charge.

                         CHANGING YOUR PLANNED PREMIUM

PLANNED PREMIUM CHANGES BY PHONE. You can change the amount or frequency of your Planned Premium over the phone by following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a [Telephone Authorization Form]. You can get a copy of this form by contacting the ______. You must complete and return one of these telephone authorizations before you call to change your Planned Premium.

STEP 2:  Call the _______ at _____ between 8:00 a.m. and 4:00 p.m.

     Give the representative the following information:

     o        Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o        Your new Planned Premium information

PLANNED PREMIUM CHANGES IN WRITING. You can also change the amount or frequency of your Planned Premium by writing to the _______. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o        Your new Planned Premium information

SKIPPING PLANNED PREMIUM PAYMENTS

Under certain circumstances, you can skip Planned Premium payments and your Policy will continue to be effective. When you skip your Planned Premium payments, your Policy will continue if the Net Cash Surrender Value of your Policy is sufficient or one of the continuation provisions described on pages ___ is applicable. If not, your Policy may terminate.

INVESTOR ALERT

     o Your Net Cash Surrender Value is affected by various factors, including the investment performance of the investment options you select. Therefore, it is possible that, due to poor investment performance, your Net Cash Surrender Value will not be sufficient to continue coverage under your Policy even if you have paid your Planned Premiums.
     o Skipped premium payments, withdrawals and loans will reduce your Net Cash Surrender Value and may prevent you from meeting the conditions required to continue coverage under your Policy.

                           ALLOCATION OF NET PREMIUMS

INVESTMENT OPTIONS

You decide how to allocate your Net Premiums by selecting from the following investment options:

  SUB-ACCOUNTS

     o   AIM V.I. Growth
     o   AIM V.I. Government Securities
     o   Alger American Small Capitalization
     o   Alger American Growth
     o   MFS VIT Emerging Growth
     o   MFS VIT Growth with Income
     o   PIMCO Long-Term U.S. Government
     o   Touchstone Small Cap Value
     o   Touchstone Emerging Growth
     o   Touchstone International Equity
     o   Touchstone Income Opportunity
     o   Touchstone High Yield
     o   Touchstone Value Plus
     o   Touchstone Growth & Income
     o   Touchstone Enhanced 30
     o   Touchstone Balanced
     o   Touchstone Bond
     o   Touchstone Standby Income

  FIXED ACCOUNT

-------------------------------------------------------------------------------
You should review your selected investment options and allocations periodically to determine if they are appropriate considering market conditions and your financial objectives.
-------------------------------------------------------------------------------

ALLOCATION OF NET PREMIUMS

Your initial allocation instructions are included in your application and are shown in your Policy Schedule. You can change your allocation instructions by contacting us either by phone or in writing. When we receive a premium payment from you, we allocate it based on the most recent allocation instructions we have received from you.

The following guidelines apply to the allocation of your Net Premiums:

     o Allocate at least 1% of your Net Premiums to each investment option you choose.
     o Use whole percentages. For example, you can allocate 33% or 34% to an investment option, not 33 1/3%.

     o   Make sure your percentages total 100%.

ALLOCATION CHANGES BY PHONE. You can change the allocation of your future Net Premiums over the phone by following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a [Telephone Authorization Form]. You can get a copy of this form by contacting ___________________. You must complete and return one of these telephone authorizations before you call to change your allocations over the phone.

STEP 2:  Call _____________________________ at ___________________ between
[8:00 a.m. and 4:00 p.m. Eastern Time].

         Give the representative the following information:

     o        Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o        Your allocation instructions

This privilege is subject to state approval.

ALLOCATION CHANGES IN WRITING. You can also change the allocation of your future Net Premiums by writing to _______________________________. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o        Your allocation instructions

THIRD PARTY AUTHORIZATION

You can authorize a third party to allocate your Net Premiums. To do so, you must complete the appropriate authorization forms. Contact ___________ at ____________ for additional information.

INVESTOR ALERT

There is no guaranteed minimum value for amounts allocated to the Sub-Accounts. This means that you bear the entire investment risk that your investment in a Sub-Account could fall to zero.


                             TRANSFERRING YOUR MONEY

After your FREE LOOK period, you can transfer money from one investment option to another. You can make transfers by phone or in writing.

The following guidelines apply to transfers other than dollar cost averaging transfers:

     o        Each transfer must be at least $250.
     o The allocation to each investment option must be at least 1% of the total transfer amount.
     o You can transfer money among the Sub-Accounts up to 12 times in a Policy Year without a charge. You will be charged $10 per transfer for each additional transfer in a Policy Year.
     o You can transfer FROM the Fixed Account only once each Policy Year. During the first 4 Policy Years, you can transfer up to 25% of your money in the Fixed Account in a Policy Year. After your 4th Policy Year, you can transfer all of your money from the Fixed Account at any time.
     o        You can transfer TO the Fixed Account only once each Policy
              Year, transferring an unlimited amount.

TRANSFERS BY PHONE. You can transfer your money by calling us and following these steps:

STEP 1: Fill out either the telephone authorization part of the application or a [Telephone Authorization Form]. You can get a copy of this form by contacting ____________________. You must complete and return one of these telephone authorizations before you call to transfer your money.

STEP 2:  Call _____________________________ at ___________________ between
[8:00 a.m. and 4:00 p.m. Eastern Time].

   Give the representative the following information:

     o        Your Social Security number
     o Your Policy number or other precise information that identifies your Policy
     o        Your transfer instructions

TRANSFERS IN WRITING. You can also transfer your money by writing to _______. Your written instructions must include the following information:

     o Your Policy number or other precise information that identifies your Policy
     o        Your transfer instructions

THIRD PARTY AUTHORIZATION

You can authorize a third party to transfer money for you. To do so, you must complete the appropriate authorization forms. Contact ___________ at ____________ for additional information.

DOLLAR COST AVERAGING PROGRAM

Dollar cost averaging is a method of investing equal amounts of money at regular intervals. Dollar cost averaging allows you to purchase more when prices are low and less when prices are high. For dollar cost averaging to be effective, you should continue to invest during both market ups and downs. You should also consider your financial ability to maintain a consistent level of investment over time.

The Dollar Cost Averaging Program allows you to transfer amounts at regular intervals from the Touchstone Standby Income Sub-Account or the Fixed Account to the other Sub-Accounts. You can make the following transfers:

     o        A specific dollar amount
     o A specific percentage of your money in the Touchstone Standby Income Sub-Account or the Fixed Account
     o Earnings in the Touchstone Standby Income Sub-Account or the Fixed Account

You select the number and frequency of your transfers in the Dollar Cost Averaging Program. We will transfer the money on your Monthly Anniversary Day.

The following guidelines apply to dollar cost averaging transfers:

     o        Dollar cost averaging transfers must continue for at least
              12 months.
     o        Each transfer must be at least $100.
     o The allocation to each Sub-Account must be at last 1% of the transfer amount.

To set up dollar cost averaging transfers, contact __________ at ___________ or ______________________________________. We currently do not charge a fee for this service. However, we reserve the right to charge a fee in the future for your transfers in the Dollar Cost Averaging Program.

Dollar cost averaging transfers will stop if we complete the number of transfers you requested, you ask us to stop after using the program for 12 months, you do not have enough money in your accounts to complete the transfer, or we discontinue the program. If we discontinue the program, you will be allowed to complete the number of transfers you previously requested.


                              BORROWING YOUR MONEY

Your Policy is designed to provide insurance coverage and to help you achieve your long-term financial goals. However, there may be times when you need to borrow money against your Policy.

LOANS

You can borrow money against your Policy. We calculate the maximum loan amount using the following procedure:

o        We determine 90% of your Cash Surrender Value.
o        We subtract any outstanding Indebtedness.
o We determine and subtract the next 2 Monthly Deductions and Monthly Expense Charges.

COLLATERAL FOR LOANS

If you borrow money against your Policy, we will transfer the same amount of money to your Loan Account. The money in your Loan Account is collateral for your loan. We transfer money on a pro-rata basis from each of your investment options. For example, if you have 25% of your money in the Touchstone Income Opportunity Sub-Account and 75% of your money in the Touchstone Balanced Sub-Account and you borrow $2,000, we will transfer $500 from the Touchstone Income Opportunity Sub-Account (25% of $2,000) and $1,500 from the Touchstone Balanced Sub-Account (75% of $2,000) to your Loan Account.

We pay interest on your Loan Account. The minimum interest we currently pay is 3.00% annually.

When you make a payment towards the principal amount of your loan, we transfer the amount of the loan payment from your Loan Account back to your investment options on a pro-rata basis according to your current allocation instructions. Each month we transfer the interest on your Loan Account back to your investment options in the same manner.

INVESTOR ALERT

Any loan, even if you repay the loan, will have a permanent effect on the Death Benefit and Account Value because

     o Loan amounts will not be available for investment in the Sub-Accounts or Fixed Account.
     o        Outstanding Indebtedness is subtracted to determine your Death
              Benefit.

INTEREST ON BORROWED AMOUNTS

We charge interest on the amounts you borrow at the current rate shown in your Policy Schedule. [We may change the interest rate at any time, but the interest rate will never be greater than the maximum interest rate that is listed in your Policy Schedule.]

Interest is due on each Policy Anniversary. If you do not pay the interest when it is due, we will treat it as an additional loan and transfer it on a pro-rata basis from each of your investment options to the Loan Account.

LOAN REPAYMENTS

You can repay all or part of your loan at any time while the Insured is living. If you do not repay the loan before the Insured dies, we will deduct the Indebtedness when determining your Death Proceeds. If you do not repay the loan before you surrender your Policy or your Policy lapses at the end of a Grace Period, we will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

CANCELLATION BASED ON INDEBTEDNESS

If the Indebtedness exceeds the Cash Surrender Value less the Monthly Deduction and Monthly Expense Charge for the current month, we can terminate your Policy. We will tell you that we intend to terminate your Policy by mailing a notice to you at least 31 days before we terminate your Policy. This notice will tell you the minimum amount that you must pay to keep your Policy in effect. We will mail the notice to your address as shown on our records. If our records indicate that someone holds your Policy as collateral, we will also mail a copy of the notice to that person's address as shown on our records.


                             WITHDRAWING YOUR MONEY

There may be times when you need to withdraw money from your Policy. If you withdraw money from your Policy or cancel your Policy, you may have to pay a surrender charge. Surrender charges are explained on page ____.

PARTIAL WITHDRAWALS

After you have owned your Policy for 1 year, you may withdraw money from your Policy by sending written instructions to the ________________. For help with a partial withdrawal, please call the ________________ at ____________.

The following guidelines apply to partial withdrawals:

     o Include your Policy number or other information that identifies your Policy and the amount to be withdrawn in your instructions.
     o    Each withdrawal must be at least $500.
     o No withdrawal may be made that would reduce your Net Cash Surrender Value below $250.
     o You will generally pay a surrender charge for each partial withdrawal you make.
     o You can make one withdrawal in a Policy Year without paying a withdrawal fee. You will be charged a fee of $50 per withdrawal for each additional withdrawal in a Policy Year.
     o Each partial withdrawal will reduce your Specified Amount by the amount withdrawn [including any withdrawal fees and surrender charges].
     o Your withdrawal may be limited because your Specified Amount cannot be reduced to less than the Minimum Issue Limit by a partial withdrawal. As a result, if your Specified Amount is equal to the Minimum Issue Limit for your Policy, you will not be able to make partial withdrawals.

PROCESSING WITHDRAWALS

When we process your partial withdrawal, we will deduct the amount withdrawn [including any withdrawal fees and surrender charges] from your Account Value. We withdraw money from each of your investment options on a pro-rata basis.

We will generally send payments to you within 7 days of the date that we process your request. We may delay calculating the amount of the payment from a Sub-Account or sending a payment from a Sub-Account for any of the following reasons:

     o The New York Stock Exchange is closed on a day that it normally would be open.
     o        Trading on the New York Stock Exchange is restricted.
     o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.
     o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for your protection.

As required by most states, we reserve the right to delay payments from the Fixed Account for up to 6 months. We do not expect to delay payments from the Fixed Account and we will notify you if there will be a delay.

CANCELING YOUR POLICY

You can cancel your Policy at any time. When you cancel your Policy, we pay you the Net Cash Surrender Value. This payment terminates your Policy and our obligations under the Policy.

The Net Cash Surrender Value will equal your Account Value, less any Indebtedness and any applicable surrender charge. Because investment performance, Monthly Deductions and Monthly Expense Charges affect your Account Value, loan activity affects your Indebtedness and surrender charges may apply, the Net Cash Surrender Value may be much less than the total of your premium payments.

To cancel your Policy, send written instructions to _____________. Include your Policy number or other information that identifies your Policy in your instructions. For assistance, please call the ______________ at ___________.


                                 DEATH BENEFITS

DEATH BENEFIT OPTIONS

Your Death Benefit depends on the death benefit option you select. When you complete your application, you select one of 2 death benefit options (Option 1 or Option 2).

OPTION 1

         WHAT YOUR BENEFICIARY RECEIVES

         The Death Benefit will equal the greater of the following amounts:

          o        The Specified Amount, less any Indebtedness
          o The Account Value multiplied by the Applicable Death Benefit Factor (see Supplement A), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         WHY SELECT THIS OPTION

         Option 1 emphasizes the potential growth of your Account Value. Under Option 1, any increase in your Account Value will decrease the risk to us relative to the Death Benefit we must pay when the Insured dies. As a result, all other things being equal, you will pay less in Cost of Insurance Charges under Option 1 for the same Specified Amount. These lower charges may allow your Account Value to grow faster.

         EXAMPLE

         Facts:
          o The Insured is less than 40 years old (Applicable Death Benefit Factor = 2.50).
          o        Your Policy's Specified Amount is $100,000.
          o        You have never borrowed money from your Policy.
          o        Your Account Value is $25,000.

         Under Option 1, your Death Benefit would be the greater of $100,000 and $62,500 ($25,000 multiplied by 2.50). Therefore, your Death Benefit would be $100,000.

OPTION 2

         WHAT YOUR BENEFICIARY RECEIVES

         The Death Benefit will equal the greater of the following amounts:

          o The Specified Amount plus the Account Value, less any Indebtedness
          o The Account Value multiplied by the Applicable Death Benefit Factor (see Supplement A), less any Indebtedness

         We calculate these amounts as of the date of the Insured's death.

         WHY SELECT THIS OPTION

         Option 2 emphasizes the potential growth of your Death Benefit. Under Option 2, any increase in your Account Value will increase the amount of your Death Benefit. As a result, your Death Benefit under Option 2 will generally be greater than that under Option 1 for the same Specified Amount. However, you will pay more in Cost of Insurance Charges under Option 2 for the same Specified Amount than you would under Option 1.

         EXAMPLE

         Facts:
          o The Insured is less than 40 years old (Applicable Death Benefit Factor = 2.50).
          o    Your Policy's Specified Amount is $100,000.
          o    You have never borrowed money from your Policy.
          o    Your Account Value is $25,000.

         Under Option 2, your Death Benefit would be the greater of $125,000 ($100,000 plus $25,000) and $62,500 ($25,000 multiplied by 2.50).
         Therefore, your Death Benefit would be $125,000.

CHANGING YOUR DEATH BENEFIT OPTION

After you have owned your Policy for one year, you may change your death benefit option by sending written notice to___________________ . If you change your death benefit option, your Specified Amount will also change. The change in your Specified Amount insures that your Death Benefit immediately after you change your death benefit option is the same as your Death Benefit immediately before you change your death benefit option. Also, a change in death benefit option will generally affect your Cost of Insurance Charges. If you change your death benefit option, we will automatically make any other changes necessary to preserve the status of the Policy as life insurance under the federal tax laws.

We must approve any changes in your death benefit option. Changes in your death benefit option are effective on the first Monthly Anniversary Day after we approve your request. We will send you an amended Policy Schedule showing the new Minimum Annual Premiums applicable to your Policy.

         CHANGING FROM OPTION 1 TO OPTION 2

         If you change from Option 1 to Option 2, your previous Specified Amount will be reduced by your Account Value at the time of the change. We will not allow this change if it causes the new Specified Amount to fall below the Minimum Issue Limit shown on your Policy Schedule.

         CHANGING FROM OPTION 2 TO OPTION 1

         If you change from Option 2 to Option 1, your previous Specified Amount will be increased by your Account Value at the time of the change.

CHANGING YOUR SPECIFIED AMOUNT

You may change the Specified Amount of your Policy without changing your death benefit option. The Specified Amount must be increased or decreased by at least $25,000.

         INCREASING THE SPECIFIED AMOUNT

         You must apply for any increase in your Specified Amount on a supplemental application. Before the increase is effective, we will require proof of insurability satisfactory to us. Any approved increases will be effective as of the date shown on the amended Policy Schedule.

         DECREASING THE SPECIFIED AMOUNT

         Only your written request is needed to decrease your Specified Amount. However, you may not decrease your Specified Amount below the Minimum Issue Limit shown on your Policy Schedule. We may also limit the amount of the decrease in order to preserve the tax status of your Policy as life insurance.

         A decrease in your Specified Amount will be applied in the following order:

          (1) We will reduce the most recent increase in your Specified Amount, if any.
          (2) We will then reduce the next most recent increase in your Specified Amount, if any.
          (3) We will continue reducing any increases in your Specified Amount until it has been reduced to your initial Specified Amount.
          (4) Finally, any remaining decreases will reduce your initial Specified Amount.

CHARGES FOR CHANGING SPECIFIED AMOUNT

You will generally be charged a surrender charge if you decrease your Specified Amount. Please note that changing your death benefit option from Option 1 to Option 2 will automatically cause a decrease in your Specified Amount.

The amount of your surrender charge will depend on the amount of the decrease in Specified Amount, the number of year since the issuance of your Policy, whether or not your Specified Amount has previously changed and when previous changes in your Specified Amount occurred. If you are charged a surrender charge, the applicable surrender charge will be deducted from your Account Value on the effective date of the decrease.


                           PAYMENT OF POLICY PROCEEDS

POLICY PROCEEDS

         We will pay the proceeds of this Policy in a lump sum or under one of the Income Plans. We will generally pay one of 2 types of proceeds--Death
Proceeds or Net Cash Surrender Value proceeds. Proceeds applied under one of the Income Plans no longer vary with the investment experience of the Sub-Accounts.

  PROCEEDS                            DEATH PROCEEDS                            NET CASH SURRENDER VALUE


  WHEN PAID?            o        Upon the death of the Insured.     o        Upon any cancellation of the Policy
                                                                             during the lifetime of the Insured.

  WHO RECEIVES          o        The Beneficiaries receive the      o        You receive the payments.
  PAYMENTS?                      payments.
                        o        If the Beneficiaries are dead,
                                 the Contingent Beneficiaries who are
                                 still alive receive the payments.
                        o        If there are no surviving
                                 Beneficiaries or Contingent
                                 Beneficiaries, you or your estate
                                 receive the payments.

  AMOUNT OF PROCEEDS?   o        The proceeds equal your Death      o        The proceeds equal your Account Value
                                 Benefit plus any insurance on the           less any applicable Surrender Charges and
                                 life of the Insured provided by             less any Indebtedness on the date of
                                 riders.                                     cancellation.
                        o        We will also pay you interest on   o        If payment of proceeds is delayed by
                                 the proceeds at not less than the           more than 10 days, we will also pay you
                                 rate required by law for the time           interest at not less than the rate
                                 between the date of the Insured's           required by law for the time between the
                                 death to the date of payment.               date of your withdrawal request to the
                                                                             date of payment.

  HOW TO CLAIM          o        The Beneficiary must contact us    o        You must write to us and tell us that
  PROCEEDS?                      for instructions and provide proof          you want to terminate your Policy.
                                 of the Insured's death.            o        We may request other information
                        o        We may request other information            before we pay the proceeds.
                                 before we pay the proceeds.


SELECTING AN INCOME PLAN

While the Insured is alive, you may select an Income Plan under which we will pay the proceeds of your Policy. If the Insured dies and you have not selected an Income Plan, the Beneficiary may select an Income Plan. If you have selected an Income Plan before the Insured's death, the Beneficiary may not change the Income Plan after the Insured's death.

We will send you a separate written agreement putting the selected Income Plan into effect. One of the following Income Plans may be selected:


         INCOME PLAN 1            o    Payments for Fixed Period - we make monthly payments for a fixed number of years.
         INCOME PLAN 2            o    Payments for Life--Guaranteed Period - we make monthly payments for a guaranteed period or the life of the Payee, whichever is longer.
         INCOME PLAN 3            o    Payments of a Fixed Amount - we make monthly payments of a fixed amount until an amount equal to the proceeds plus accrued interest has been paid.
         INCOME PLAN 4            o    Life Annuity--No Guaranteed Period - we make monthly payments for the life of the Payee.
         INCOME PLAN 5            o    Joint and Survivor - we make monthly payments as long as one of the two designated Payees is alive.


In addition to these Income Plans, other Income Plans may be available in the future or upon request.

[DEFAULT OPTION]

The Income Plan selected and the time when the Income Plan is selected can affect the tax consequences to you or the Beneficiary. You should consult your tax advisor before selecting an Income Plan.

SUMMARY OF INCOME PLANS

In the following summaries of the Income Plans, we use Payee to mean the person that actually receives the payment of proceeds from us. Depending upon the circumstances, the Payee might mean you, the Beneficiary, the Contingent Beneficiary, your estate or another designated person.

         INCOME PLAN 1
         (PAYMENTS FOR FIXED PERIOD)

         We will pay the proceeds in equal monthly installments for a fixed period of time, up to a maximum of 30 years. The installment payments will remain the same throughout the period of years selected.

         The amount of the monthly installment payment will depend on the following:

          o The total amount of proceeds to be paid under this Income Plan
          o The number of years selected for installment payments

         INCOME PLAN 2
         (PAYMENTS FOR LIFE--GUARANTEED PERIOD)

         You select a guaranteed payment period of 10 or 20 years. We will make equal monthly payments for the selected guaranteed period or the life of the Payee, whichever is longer. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:

          o The total amount of proceeds to be paid under this Income Plan
          o The gender of the Payee
          o The age of the Payee on the effective
            date of this Income Plan
          o The selected guaranteed period

         INCOME PLAN 3
         (PAYMENTS OF A FIXED AMOUNT)

         We will pay the proceeds in equal monthly installment payments. You select the amount of the monthly installment payment, which must be at least $5 for every $1,000 of proceeds. For example, if the proceeds are $60,000, the minimum monthly installment payment is $300 ($5 x 60). The monthly installment payment will remain the same until your entire proceeds, including interest, are paid. The last payment will be for the balance only. All monthly installment payments must be made in 30 years or less.

         INCOME PLAN 4
         (LIFE ANNUITY--NO GUARANTEED PERIOD)

         We will make equal monthly payments as long as the Payee is alive. When the Payee dies, we will stop making payments, even if we have only made one payment. Before we make a payment, we may require proof that the Payee is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:

          o The total amount of proceeds to be paid under this Income Plan
          o The gender of the Payee
          o The age of the Payee on the effective date of this Income Plan

         INCOME PLAN 5
         (JOINT AND SURVIVOR)

         You can select this Income Plan only if 2 persons are named as Payees and either you or the Beneficiary is one of those Payees. We will make monthly payments to the Payee or Payees as long as at least one Payee is alive. Before we make a payment, we may require proof that at least one of the Payees is alive at the time a payment is due.

         The amount of the monthly installment payment will depend on the following:

          o The total amount of proceeds to be paid under this Income Plan
          o The gender of each of the Payees
          o The age of each of the Payees on the effective date of this Income Plan


                                     CHARGES

PREMIUM EXPENSE CHARGES

The premium expense charge covers the cost of distributing the Policies. The maximum premium expense charge percentage is 5.50% of a premium payment. The current premium expense charge percentage is 4.75%.

We will deduct the premium expense charge from each premium payment that we receive from you before we allocate the payment to your investment options.

TAX CHARGES

The tax charge covers state taxes on insurance premiums and certain federal taxes. The maximum tax charge percentage is 3.50% of a premium payment. The tax charge you pay will reflect the federal DAC tax plus the actual state premium tax charged by the state in which you reside. We will deduct the tax charge from each premium payment that we receive from you before we allocate the payment to your investment options.

COST OF INSURANCE CHARGES

When you purchase universal life insurance, including variable universal life insurance, you pay the insurance company a monthly cost of insurance charge for providing you with life insurance protection. The cost of insurance charge that you pay to us is based on the amount of life insurance you purchased under your Policy.

The cost of insurance charges depend on the amount of insurance you purchased and the age, gender and underwriting class of the Insured. Various risk factors determine the underwriting class of the Insured. Some examples showing how the cost of insurance varies are set forth below:

     o The cost of insurance for a policy insuring a particular person for a Specified Amount of $1,000,000 is generally more than the cost of insurance for a policy insuring the same person for a Specified Amount of $250,000 because the $1,000,000 policy provides 4 times the amount of insurance as the $250,000 policy.

     o If all other relevant factors are the same, the cost of insurance on a 50-year old male is generally more than the cost of insurance on a 35-year old female. The differences in age and gender between the 2 persons affects the cost of insurance. The monthly cost of insurance for the 50-year old man is higher because he will probably die sooner than the 35-year old woman, which means we will receive fewer payments for the insurance we provide on the life of the 50-year old man.

     o A person who does not smoke is in a different underwriting class than a person who does smoke because smoking affects life expectancy. If all other relevant factors are the same, the monthly cost of insurance for the smoker is generally higher.

The monthly cost of insurance charge is the same for all insured persons of the same Attained Age, gender and underwriting classification whose policies have been in effect for the same amount of time.

The maximum monthly cost of insurance charges under your Policy are shown in your Policy Schedule. At our option, we may charge less than the maximum shown in your Policy Schedule. Your monthly cost of insurance may be higher than the maximum shown in your Policy if the Insured under your Policy is in a special or substandard underwriting class.

We deduct the cost of insurance charge on each Monthly Anniversary Day. We deduct the cost of insurance charge from each of your investment options on a pro-rata basis.

MONTHLY DEDUCTION

The Monthly Deduction includes the amount deducted each Monthly Anniversary Day for the Cost of Insurance Charge described above plus the cost of any additional benefits provided under your Policy by rider.

MONTHLY EXPENSE CHARGE

The Monthly Expense Charge covers the cost of administering your Policy. The maximum Monthly Expense Charge is $7.00. The current monthly expense charge is $6.00.

We deduct the Monthly Expense Charge on each Monthly Anniversary Day. We deduct the monthly expense charge from each of your investment options on a pro-rata basis.

MORTALITY AND EXPENSE RISK CHARGE

We assume 2 risks with every Policy: a mortality risk and an expense risk. We take a mortality risk that the Insured will not live as long as we expected and therefore the amount of the premium payments we receive will be less than we expected. We take an expense risk that the monthly expense charge will not cover all the costs of administering your Policy.

You pay us to assume these risks by paying mortality and expense risk charges. If we do not actually incur any unexpected costs associated with these risks, we will make money from collecting these charges. If surrender charges do not cover the distribution expenses of the Policies, we will pay those expenses from our general account, including amounts derived from the expense risk charge.

The maximum mortality and expense risk charge is 1.00% annually. The current effective annual rate of these charges is 0.90%.

On each Valuation Date, we deduct the mortality and expense risk charges from the Accumulation Unit Value of each Sub-Account. We do not impose these charges on your money in the Fixed Account.

SURRENDER CHARGES

A surrender charge may apply if:

     o        Your Policy is cancelled for any reason.
     o        The Specified Amount of your Policy decreases for any reason.

The Specified Amount of your Policy will decrease if:

     o        You reduce the Specified Amount of your Policy.
     o You withdraw money from your Policy at any time that you have selected Death Benefit Option 1. (The Specified Amount decreases by the amount withdrawn.)
     o        You change from Death Benefit Option 1 to Death Benefit Option 2.
              (The Specified Amount decreases by your Account Value on the effective date of the change.)

Surrender charges apply for 14 years:

     o During the first 14 years after the issuance of your Policy
     o During the first 14 years after an increase in the Specified Amount.

The maximum surrender charge for each month in the 14-year period is shown in your Policy Schedule. The surrender charge will be deducted from your Account Value. For example, if you are a 35-year-old male tobacco abstainer, you purchase a $100,000 policy and you cancel your Policy 3 years after we issue it, we would deduct a surrender charge of $2,400 from your Account Value.

A separate 14-year period applies to the initial Specified Amount and each increase in the Specified Amount. In this discussion, we will refer to the initial Specified Amount and each increase as a layer of insurance. If your Policy has more than one layer of insurance and you decrease the Specified Amount, we will cancel layers of insurance (or a part of a layer) in order, starting with the last layer of insurance that you purchased, until the amount cancelled equals the amount of the decrease. We will apply the appropriate surrender charge to each cancelled layer.

The following example should help you understand the surrender charges.

     o You purchase a $200,000 policy on October 1, 2000. This is the first layer of insurance.
     o You increase the Specified Amount by $100,000 on October 1, 2012. This is the second layer of insurance.
     o   Your total Specified Amount would then be $300,000.
     o You withdraw $150,000 from your Policy on October 15, 2015. Since the withdrawal amount is more than the amount of the second layer of insurance, we would cancel that layer. In addition, we would cancel a portion of the first layer of insurance.
     o We would deduct the maximum surrender charge on the second layer from your Account Value. We would not apply a surrender charge to the cancelled portion of the first layer because the applicable 14-year period would have expired.
     o If the maximum surrender charge were $2,400, your Account Value would be reduced by $152,400. Your Account Value and your new Specified Amount would be $146,600.


TRANSFER CHARGES

We do not charge you for the first 12 transfers among Sub-Accounts in a Policy Year. If you make more than 12 transfers among Sub-Accounts in a Policy Year, we will charge you $10 per transfer for each additional transfer. We do not charge you for transfers made in connection with the Dollar Cost Averaging Program and we do not count these transfers when we determine the number of transfers you have made in a Policy Year. We deduct the $10 transfer charge from your Account Value.


SUMMARY OF CHARGES

------------------------- ----------------------- ----------------------- ------------------------- --------------------------
                                 PREMIUM                                          COST OF                    MONTHLY
                              EXPENSE CHARGE            TAX CHARGE           INSURANCE CHARGES           EXPENSE CHARGE
------------------------- ----------------------- ----------------------- ------------------------- --------------------------


When Charged?             When you make a         When you make a         On each Monthly           On each Monthly
                          premium payment.        premium payment.        Anniversary Day.          Anniversary Day.
------------------------- ----------------------- ----------------------- ------------------------- --------------------------
How Much Charged?         The maximum premium     The maximum tax         This charge is            The maximum monthly
                          expense charge is       charge is 3.50% of      generally based on the    expense charge is $7
                          5.50% of each premium   each premium payment.   Death Benefit and         each month. The current
                          payment. The current    The tax charge you      Account Value at the      monthly expense charge
                          premium expense         pay will reflect the    beginning of the policy   is $6.00 per month.
                          charge is 4.75% of      federal DAC tax plus    month and the age,
                          each premium payment.   the actual state        gender and underwriting
                                                  premium tax charged     classification of the
                                                  by the state in which   Insured. See your
                                                  you reside.             Policy Schedule for the
                                                                          maximum Cost of
                                                                          Insurance Charge
                                                                          applicable to your
                                                                          Policy.
------------------------- ----------------------- ----------------------- ------------------------- --------------------------
How Charged?              We deduct this charge   We deduct this charge   We reduce your Account    We reduce your Account
                          from each premium       from each premium       Value.                    Value.
                          payment before we       payment before we
                          allocate the Net        allocate the Net
                          Premiums to your        Premiums to your
                          investment options.     investment options.
------------------------- ----------------------- ----------------------- ------------------------- --------------------------

                                       31


------------------------- ---------------------------------- ---------------------------------- ------------------------------
                                    MORTALITY AND
                                 EXPENSE RISK CHARGE                 SURRENDER CHARGES                TRANSFER CHARGES
------------------------- ---------------------------------- ---------------------------------- ------------------------------


When Charged?             On each day the New York Stock     When the Specified Amount          On transfers among
                          Exchange is open for trading.      decreases for any reason.          Sub-Accounts after the first
                                                                                                12 transfers in a Policy
                                                                                                Year.
------------------------- ---------------------------------- ---------------------------------- ------------------------------
How Much Charged?         The maximum charge is 1.00%        This charge is based on a          $10 per transfer.
                          annually. The current effective    specific dollar amount, which is
                          annual rate of the charge is       applied to each $1,000 decrease
                          0.90%.                             in the portion of the Specified
                                                             Amount subject to
                                                             the charge. The
                                                             charge decreases on
                                                             a monthly basis
                                                             after the first 10
                                                             years in the
                                                             applicable 14-year
                                                             period. See your
                                                             Policy Schedule for
                                                             the maximum
                                                             surrender charges
                                                             applicable to your
                                                             Policy.
------------------------- ---------------------------------- ---------------------------------- ------------------------------
How Charged?              We deduct this charge from the     We reduce your Account Value.      We reduce your Account Value.
                          Accumulation Unit Value of each
                          Sub-Account. We do not impose
                          this charge on your money in the
                          Fixed Account.
------------------------- ---------------------------------- ---------------------------------- ------------------------------


                           CONTINUATION OF YOUR POLICY

CONTINUATION OF INSURANCE COVERAGE

On each Monthly Anniversary Day, we determine whether your insurance coverage will continue. If your Net Cash Surrender Value is equal to or more than the MONTHLY CHARGES to be charged on that Monthly Anniversary Day, your Policy will continue.

If your Net Cash Surrender Value is less than the MONTHLY CHARGES, then a Grace Period related to the continuation of your Policy will start unless one of the no-lapse guarantees described below applies.

     o MONTHLY CHARGES include the Monthly Deduction and the Monthly Expense Charge. The Monthly Deduction includes the amount deducted for the Cost of Insurance Charges plus the cost of any additional benefit provided under your Policy by rider.
     o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

CONTINUATION UNDER THE TERM NO-LAPSE GUARANTEE PROVISION

Even if your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to continue your Policy, your Policy may continue under the Term No-Lapse Guarantee.

If the Term No-Lapse Guarantee applies, we guarantee that, for a specific period of time, we will not terminate your Policy or start a Grace Period related to continuation of your Policy. In this discussion, we call this specific period of time the guaranteed minimum continuation period. The guaranteed minimum continuation period applicable to your Policy is shown in your Policy Schedule.

The Term No-Lapse Guarantee will apply only if your ADJUSTED TOTAL PREMIUM PAYMENTS at all times since the Policy Date have been equal to or more than the TOTAL REQUIRED AMOUNT under this provision.

On each Monthly Anniversary Day, we determine if your ADJUSTED TOTAL PREMIUM PAYMENTS are sufficient to maintain the Term No-Lapse Guarantee. If your ADJUSTED TOTAL PREMIUM PAYMENTS are not sufficient, then a Grace Period related to the Term No-Lapse Guarantee will start. If you do not make the required additional premium payment during this Grace Period, you will lose the Term No-Lapse Guarantee. In addition, you will no longer be eligible for the Lifetime No-Lapse Guarantee described below.

     o ADJUSTED TOTAL PREMIUM PAYMENTS are the total of your premium payments less any withdrawals you have made and less any Indebtedness.
     o The TOTAL REQUIRED AMOUNT under this provision is based on the applicable Minimum Annual Premium for the Term No-Lapse Guarantee.
        The applicable Minimum Annual Premium for the Term No-Lapse
        Guarantee is shown in your Policy Schedule.
     o Supplement B to this Prospectus contains a description of the procedures we use to determine the TOTAL REQUIRED AMOUNT and to determine if your ADJUSTED TOTAL PREMIUM PAYMENTS were sufficient under this provision.
     o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

CONTINUATION UNDER THE LIFETIME NO-LAPSE GUARANTEE PROVISION

Even if your Net Cash Surrender Value on a Monthly Anniversary Day is not sufficient to continue your Policy and the guaranteed minimum continuation period has expired, your Policy may continue under the Lifetime No-Lapse Guarantee.

As long as the Lifetime No-Lapse Guarantee applies, we guarantee that we will never terminate your Policy or start a Grace Period related to continuation of your Policy.

The Lifetime No-Lapse Guarantee will apply only if

     o You met the conditions for maintaining the Term No-Lapse Guarantee throughout the guaranteed minimum continuation period.
     o    The guaranteed minimum continuation period has expired.
     o Your ADJUSTED TOTAL PREMIUM PAYMENTS, at all times since the expiration of the guaranteed minimum continuation period, have been equal to or more than TOTAL REQUIRED AMOUNT under this provision.

On each Monthly Anniversary Day after the expiration of the guaranteed minimum continuation period, we determine if your ADJUSTED TOTAL PREMIUM PAYMENTS are sufficient to maintain the Lifetime No-Lapse Guarantee. If your ADJUSTED TOTAL PREMIUM PAYMENTS are not sufficient, then a Grace Period related to the Lifetime No-Lapse Guarantee will start. If you do not make the required additional premium payment during this Grace Period, you will lose the Lifetime No-Lapse Guarantee.

     o ADJUSTED TOTAL PREMIUM PAYMENTS are the total of your premium payments less any withdrawals you have made and less any Indebtedness.
     o The TOTAL REQUIRED AMOUNT under this provision is based on the applicable Minimum Annual Premium for the Lifetime No-Lapse Guarantee. The applicable Minimum Annual Premium for the Lifetime No-Lapse Guarantee is shown in your Policy Schedule.
     o Supplement B to this Prospectus contains a description of the procedures we use to determine the TOTAL REQUIRED AMOUNT and to determine if your ADJUSTED TOTAL PREMIUM PAYMENTS were sufficient under this provision.
     o Grace Periods, which are designed to give you time to make an additional premium payment, are explained below.

GRACE PERIODS

A Grace Period is a 61-day period that starts on the day after we mail you the applicable notice. Under certain circumstances, the Grace Periods related to the continuation of your Policy and the No-Lapse Guarantees may overlap or start at the same time. The chart below shows how Grace Periods related to the continuation of your Policy and the No-Lapse Guarantees work.


----------------------------------------- -------------------------------------- -------------------------------------
      Continuation of Your Policy                  Maintenance of Term                 Maintenance of Lifetime
                                                   No-Lapse Guarantee                     No-Lapse Guarantee
----------------------------------------- -------------------------------------- -------------------------------------


o        A Grace Period related to the    o        A Grace Period related to     o        A Grace Period related to
         continuation of your Policy will          the Term No-Lapse Guarantee            the Lifetime No-Lapse
         start if:                                 will start if:                         Guarantee will start if:

o        Your Net Cash Surrender Value    o        ADJUSTED TOTAL PREMIUM        o        You maintained your Term
         is not sufficient on a Monthly            PAYMENTS are not sufficient            No-Lapse Guarantee.
         Anniversary Day.                          on a Monthly Anniversary      o        The guaranteed minimum
o        Neither No-Lapse Guarantee                Day.                                   continuation period has
         applies.                                                                         expired.

                                                                                 o        ADJUSTED TOTAL PREMIUM
                                                                                          PAYMENTS are not sufficient
                                                                                          on a Monthly Anniversary Day.
----------------------------------------- -------------------------------------- -------------------------------------
o    The notice will tell you the         o    The notice will tell you          o    The notice will tell you
     amount of the minimum additional          the amount of the minimum              the amount of the minimum
     premium you must pay to keep your         additional premium you must pay        additional premium you must
     Policy in effect.                         to maintain the Term No-Lapse          pay to maintain the Lifetime
                                               Guarantee.                             No-Lapse Guarantee.
----------------------------------------- -------------------------------------- -------------------------------------
o    If you make the required            o     If you make the required          o    If you make the required
     additional premium payment during         additional premium payment             additional premium payment
     the Grace Period, your Policy will        during the Grace Period, the           during the Grace Period, the
     continue to be effective.                 Term No-Lapse Guarantee will           Lifetime No-Lapse Guarantee
                                               continue to be effective.              will continue to be effective.
----------------------------------------- -------------------------------------- -------------------------------------

                                       34





o    If you do not make the              o     If you do not make the            o    If you do not make the
     required additional premium               required additional premium            required additional premium
     payment during the Grace Period,          payment during the Grace               payment during the Grace
     your Policy will terminate at the         Period, you will lose the Term         Period, you will lose the
     end of the Grace Period without           No-Lapse Guarantee.                    Lifetime No-Lapse Guarantee.
     value.
----------------------------------------- -------------------------------------- -------------------------------------
o    If the Insured dies during the      o     In addition, if you do not        o
     Grace Period, we will reduce the          make the required additional
     death benefit amount by the amount        premium payment during the
     of the required additional premium        Grace Period, you will lose the
     payment.                                  Lifetime No-Lapse Guarantee.
----------------------------------------- -------------------------------------- -------------------------------------


We will mail Grace Period notices to you at your address as shown on our records. We will also mail these notices to anyone holding your Policy as collateral as shown on our records at the collateral holder's address as shown on our records.

TERMINATION OF YOUR POLICY

If a Grace Period related to the continuation of your Policy ends and you have not paid the minimum additional premium needed to continue your Policy, your Policy will terminate and you will not receive the Net Cash Surrender Value of your Policy or any other money from us.

REINSTATEMENT

If your Policy was terminated but the Insured is still living, you can ask us to reinstate your Policy at any time during the 5-year period after the Grace Period ended. We will reinstate your Policy if:

o        We receive satisfactory evidence of insurability.
o You pay a premium sufficient to pay all costs and charges that we would have deducted from your Account Value on each Monthly Anniversary Day from the date of termination to the date of reinstatement.
o You pay an amount sufficient to cover the Monthly Deductions and Monthly Expense Charges for the next 3 months.
o You repay any Indebtedness that was outstanding on the date of termination.

If you do not maintain the Term No-lapse Guarantee, we will not reinstate this guarantee and you will not be eligible for the Lifetime No-Lapse Guarantee. If you do not maintain the Lifetime No-Lapse Guarantee, we will not reinstate this guarantee.

MINIMUM ANNUAL PREMIUMS

Your Minimum Annual Premiums for the Term No-Lapse Guarantee and the Lifetime No-Lapse Guarantee are shown in your Policy Schedule. We use the Minimum Annual Premiums to determine if you have met the conditions for continuing your insurance coverage under these provisions.

If you make any changes in your Policy that result in a change in the Monthly Deduction, we will determine new Minimum Annual Premiums. We will send you a new Policy Schedule showing the new Minimum Annual Premiums.


                            OPTIONAL POLICY BENEFITS

Subject to certain underwriting and other requirements, you may add one or more of the following optional insurance benefits to your Policy by rider. Each rider's description in this Prospectus is subject to the specific terms of the rider as each contains definitions, contractual limitations and conditions. Please read each rider carefully before you purchase that rider. We will deduct the cost of any optional insurance benefits as part of the Monthly Deduction. Each available optional insurance benefit (or rider) is summarized below.

ACCIDENTAL DEATH RIDER

     Benefit Summary:         Pays an additional death benefit if the Insured's
                              death is caused by accidental bodily injury

     Benefit Description:     You select the Accidental Death Benefit amount.
                              The Accidental Death Benefit amount will be added to the Death Proceeds and paid under the same Income Plan.

                              Under certain circumstances, we will pay up to 2 times your Accidental Death Benefit amount.

     Excluded Coverage:       We will not pay an Accidental Death Benefit if the
                              Insured's injury or death resulted from certain risks, such as suicide, certain travel in aircraft, certain use of drugs and participation in an activity while intoxicated.

     Cost of Benefits:        Depends on the Insured's Attained Age and
                              selected Accidental Death Benefit amount

     Termination of           The benefits terminate
     Benefits:                     o  When your Policy ends
                                   o  The day before the Policy Anniversary on
                                      which the Insured is 70 years old

INSURED INSURABILITY RIDER

     Benefit Summary:         Provides an option to purchase additional
                              insurance on the life of the Insured without evidence of insurability

     Benefit Description:     We provide you an option to purchase additional
                              insurance on the life of the Insured without evidence of insurability. The Insured Insurability
                              Option amount you select is the amount of additional insurance you have the option to purchase.

                              Under most circumstances, the options may be exercised on each regular option date. The regular option dates are the Policy Anniversaries that occur after the Insured is ages 25, 28, 31, 34, 37 and 40.

                              The options may also be exercised on alternate option dates. An alternate option date occurs on the 90th day following each of the following:

                                   o     Insured's marriage
                                   o     Birth of a living child of Insured
                                   o     Adoption of a child by Insured

                              The exercise of an option on an alternate option date cancels the next regular option date still available.

     Excluded Coverage:       N/A

     Cost of Benefits:        Depends on the Insured's Attained Age and
                              selected Insured Insurability Option amount

     Termination of           The benefits terminate
     Benefits:                o   When your Policy ends
                              o   When you cancel the rider
                              o   The day before the Policy Anniversary on
                                  which the Insured is 40 years old
                              o   Upon the exercise of the option on an
                                  alternate option date that cancels the
                                  regular option date corresponding to the Insured's 40th birthday


ACCELERATED DEATH BENEFIT RIDER

     Benefit Summary:         Advances a portion of the Death Benefit upon
                              diagnosis of fatal illness

     Benefit Description:     When the Insured is diagnosed with a fatal
                              illness, we will make you special loans secured by
                              your Death Benefits payable under the Policy. The
                              maximum amount of these special loans is the
                              lesser of
                                   o   $250,000
                                   o   60% of the difference between your
                                       Death Benefit and the maximum amount you are able to borrow from your Policy

                              Multiple special loan advances are permitted until you reach the maximum amount. The minimum special loan is $5,000. We charge you interest at an annual rate of 8% on all special loans we make to you.

                              Some or all of the special loan advances may be considered taxable by the Internal Revenue Service. You should consult your tax adviser before requesting an advance under this rider.

                              The Death Proceeds will be reduced by the amount of all special loan advances, plus accrued interest, upon the death of the Insured.

     Excluded Coverage:       This rider must be voluntarily purchased. This
                              rider is not available if:

                                    o   You are required to elect this benefit
                                        by law to meet the claims of creditors
                                    o   You are required to elect this benefit
                                        by a government agency in order to
                                        apply, keep or maintain a government
                                        benefit

     Cost of Benefits:        None

     Termination of           The benefits terminate
     Benefits:                      o   When your Policy ends
                                    o   When the cumulative maximum amount has
                                        been advanced

DISABILITY CREDIT RIDER

     Benefit Summary:         Pays premium payments while you are disabled

     Benefit Description:     You select the Credit Amount. The Credit Amount
                              is the annual amount of premium payments we will pay under this optional policy benefit. The
                              Credit Amount must always be

                                   o  Greater than or equal to your Minimum
                                      Annual Premium for the Term No-Lapse
                                      Guarantee
                                   o  Less than or equal to your Minimum Annual
                                      Premium for the Lifetime No-Lapse
                                      Guarantee
                              Your Credit Amount may be adjusted if either
                              Minimum Annual Premium changes.

                              We make a premium payment of 1/12 of the Credit Amount for each month you are disabled. This amount may or may not be sufficient to keep your Policy in effect.

     Excluded Coverage:       Disabilities that result from the following are
                              not covered:
                                   o  Self-inflicted injuries
                                   o  A declared or undeclared war
                                   o Injuries or diseases that manifest while this optional insurance benefit is not in force

     Cost of Benefits:        Depends on the Insured's Attained Age and selected
                              Credit Amount


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


     Termination of           The benefits terminate
     Benefits:                     o  When your Policy ends
                                   o  The day before the Policy
                                      Anniversary on which the Insured is
                                      60 years old, unless such benefits
                                      are being paid at that time


CHILDREN'S TERM RIDER

     Benefit Summary:         Pays a death benefit if an Insured Child dies

     Benefit Description: For each Insured Child that you name in your application, you select the Children's Term Benefit amount. The Children's Term Benefit amount will be paid upon the death of an Insured Child and can be paid under an Income Plan.

                              Under most circumstances, if the Insured dies, the insurance on each Insured Child provided by this rider will become fully paid-up nonparticipating term insurance and will continue until each Insured Child's 23rd birthday. After an Insured Child is age 18, that Insured Child may convert the term insurance policy to a whole life plan.

     Excluded Coverage:       The Insured Child must be at least 15 days old and
                              less than 18 years old when named in the application.

     Cost of Benefits:        Depends on selected Children's Term Benefit
                              amounts

     Termination of           The benefits terminate
     Benefits:                     o   When your Policy ends
                                   o   When you cancel th rider
                                   o   The day before the Policy Anniversary on
                                       which the Insured is 65 years old
                                   o   On an Insured Child's 23rd birthday, for
                                       that Insured Child


OTHER INSURED RIDER

     Benefit Summary:         Pays a death benefit if an Other Insured dies
     Benefit                  Description: For each Other Insured that you name
                              in your application, you select an Other Insured
                              Benefit amount. The Other Insured Benefit amount will be paid to the designated beneficiary upon the death of an Other Insured and can be paid under an Income Plan.

                              Under most circumstances, if the Insured dies, each Other Insured has the right to convert the coverage to a new life insurance policy.

                              After an Other Insured Child is age 85, that Other Insured may convert the coverage to any life insurance policy (other than term insurance) that we regularly issue.

     Excluded Coverage:       N/A

     Cost of Benefits:        Depends on each Other Insured's Attained Age,
                              gender and underwriting class and selected Other
                              Insured Benefit amounts

     Termination of           The benefits terminate
     Benefits:                o  When your Policy ends
                              o  When you cancel the rider
                              o  The day before the Policy Anniversary on which
                                 the Insured is 100 years old
                              o  The day before the Policy Anniversary on which
                                 the Other Insured is 95 years old, for that Other Insured
                              o  The day an Other Insured exercises the
                                 conversion options, for that Other Insured


                       OTHER INFORMATION ABOUT YOUR POLICY

POLICY IS A CONTRACT

The Policy is a legal contract between you and us to insure the life of the person named in the application as the Insured. We provide the insurance coverage and other benefits described in the Policy in exchange for your completed application and your payment of premiums.

When we refer to the Policy, we mean the entire contract, which consists of:

o        The basic policy
o        The application
o        Any supplemental applications
o Any optional policy benefits, riders or endorsements that add provisions or change the terms of the basic policy

The description of the Policy in this Prospectus is subject to the specific terms of your Policy as it contains specific contractual provisions and conditions. If the terms of your Policy differ from the description of the Policy in the Prospectus, you should rely on the terms in your Policy.

We will consider statements in the application as representations. We will not use any representation to void your Policy or defend a claim under the Policy unless it is contained in your written application or supplemental application.

Only the president, a vice-president, secretary or assistant secretary of CLIC has authority to change or waive a provision of your Policy, and then only in writing. No other person, including an insurance agent, can change any of the terms of your Policy, extend the time for paying premiums or make any other agreement that would be binding on us.

All requests for changes to your Policy must be clear and in writing, and must be received by [__________________________].

The Policy is subject to the laws in the state in which it is issued. To the extent that the Policy may not comply with the applicable state law, we will interpret it so that it complies.

MODIFICATION OF POLICY


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


Upon notice to you, we may modify your Policy:

     o If such modification is necessary to make the Policy [or SA1] comply with any law or regulation issued by a governmental agency to which the Company [or SA1] is subject
     o If such modification is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy
     o If such modification is necessary to reflect a change in the operation of the Company [or SA1] or the Sub-Accounts
     o If such modification adds, deletes or otherwise changes Sub-Account options

We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of a modification, we may make appropriate endorsement to the Policy to reflect the modification.

EXTENDED MATURITY BENEFIT

On the Policy Anniversary after the Insured turns age 100, the total value of your Sub-Accounts will be automatically transferred to the Fixed Account. After that time, we will not accept any further premium payments, we will not deduct further charges, we will not permit you to transfer your money from the Fixed Account and your death benefit option will be changed to Option 2. Your Policy will continue in effect until the Insured's death or until the Policy is surrendered for its Net Cash Surrender Value.

CONVERSION TO A FIXED POLICY

You may elect to convert your Policy to a fixed policy at any time:

     o    Within 24 months of your Policy Date or
     o    Within 60 days of the later of
          o    notification of a change in the investment policy of SA1, or
          o    the effective date of the change.

If you elect to convert your Policy, we will transfer the entire value of your investment in the Sub-Accounts to the Fixed Account. We will not charge you for this transfer. After the date of your election to convert your Policy, premium payments may not be allocated and transfers may not be made to any of the Sub-Accounts. All other terms and charges of your Policy continue to apply.

CONFIRMATIONS AND STATEMENTS

We will send you a confirmation of each premium payment and other financial transactions, such as transfers and partial withdrawals. We will also send you a statement each year showing the value of your investment in the Sub-Accounts and the Fixed Account.

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


If you have invested money in a Sub-Account, you will also receive semi-annual reports for the Fund in which the Sub-Account invests. These semi-annual reports will include a list of portfolio securities held by the underlying Fund.

PROCESSING GUIDELINES

We use certain guidelines to determine when we will process your Policy application and other instructions. These processing guidelines determine your Policy Date and the effective date of instructions that you send to us. The effective date depends upon the time of day we receive your application or instructions, whether the New York Stock Exchange is open at that time and whether your application and instructions are in good order.

If we receive an incomplete application or incomplete instructions from you, we will contact you for more information. If we have not received all the application information that we need within 5 days of the day we received your application, we will return your initial premium payment to you unless you tell us not to return it.

If you are the sole owner of the Policy, you must sign the Policy application and other instructions. If you and another person are joint owners of your Policy, you and your joint owner must both sign your Policy application and instructions.

REQUIRED NOTE ON COMPUTATIONS

Calculations are based on the mortality table shown in your Policy Schedule.

We have filed a detailed statement of our computations with the applicable state insurance department. The values under this Policy are not less than those required by law of the applicable state. Any benefit provided by an attached rider will not increase these values unless stated in the rider.

The method used in calculating Policy values will be based on the actuarial procedures that recognize the variable nature of this Policy.

PROJECTION OF BENEFITS AND VALUES

In addition to any examples and illustrations provided to you by your insurance agent, you may request that we send you a hypothetical illustration of policy benefits and values. We may charge a reasonable fee to provide this information to you.

INCONTESTABILITY

We will issue the Policy in reliance on the answers you provided in the application and any supplemental applications. We have assumed that all these answers are true and complete. If they are not, we may have the right to contest and void the Policy as if it had not been issued. Except for cases involving termination of the Policy or fraud, we will not contest:

     o The Policy after the Policy has been in effect for 2 years during the Insured's lifetime
     o Any increase in Specified Amount after the increase has been in effect for 2 years during the Insured's lifetime
     o Any rider attached to the Policy after the rider has been in effect for 2 years from the rider's date of issue during the Insured's lifetime

During these 2-year periods, we may contest the validity of your Policy, any increase in Specified Amount or the validity of any riders based on material misstatements made in the application or any supplemental application. No statement will be used in contesting a claim unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

If your Policy is reinstated after termination, the 2-year period of contestability begins on the reinstatement date. If the Policy has been in effect for 2 years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than 2 years, it will be contestable as to statements made in the reinstatement application as well as the initial application and supplemental applications.

SUICIDE EXCLUSION

Your Policy does not cover suicide by the Insured, whether sane or insane, during the 2-year period beginning with the Policy Date. If the Policy is in effect and the Insured commits suicide during this 2-year period, we will pay you the greater of the following amounts:

     o Your premium payments, less any Indebtedness, less any previous withdrawals, and less all monthly costs of insurance on all persons other than the Insured ever covered by rider
     o    The Net Cash Surrender Value

We will not pay any Death Benefit in these circumstances.

With respect to any increase in Specified Amount we will not pay death benefits if the Insured, whether sane or insane, commits suicide within 2 years from the effective date of the increase. If the Policy has been in effect for more than 2 years after the Policy Date but less than 2 years from an increase in Specified Amount, we will return the monthly costs of insurance charged for the increase and pay death benefits based on the initial Specified Amount (on which the 2-year suicide exclusion has expired).

This provision also applies to any rider attached to the Policy. The 2-year period begins on the rider's date of issue.

If your Policy terminates and is later reinstated, we will measure the 2-year time period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.


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


TERMINATION OF YOUR POLICY

Your Policy will terminate and all insurance coverage under the Policy will stop in the following instances:

o As of the date on which we receive notice from you requesting that the Policy be cancelled
o As of the date the Insured dies (although some riders may provide benefits for other covered persons beyond the Insured's death)
o As of the date a Grace Period related to the continuation of your Policy expires
o As of 31 days after we mail you a notice that your Indebtedness exceeds your Cash Surrender Value less the Monthly Deduction and the Monthly Expense Charge for the current month if sufficient payment has not been received.

NO DIVIDENDS

The Policies are "non-participating," which means that they do not pay dividends.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the Insured is misstated in information sent to us, we will change any benefits under the Policy to those benefits that your premium payments would have purchased if the correct age and gender had been stated. If we do not discover the misstatement until after the payment of the Policy proceeds under one of the Income Plans has started, we will deduct any overpayments, plus compound interest, from subsequent payments and we will pay any underpayments, plus compound interest, in a lump sum.

SECURITY PROCEDURES

We have established security procedures for telephone transactions, such as recording telephone calls. We may also require a personal identification number
(PIN) or other identifying information. We will not be liable for losses due to unauthorized or fraudulent telephone instructions if we follow reasonable security procedures and reasonably believe the instructions are genuine.

YEAR 2000 INFORMATION

CLIC began its effort to address the Year 2000 compliance issue prior to 1990. As of January 1, 1999, the internal effort was completed. All computer equipment and software systems, communications equipment and software, and any building equipment and facilities are expected to properly calculate, process and use dates before, during and after January 1, 2000, without error or interruption. In addition to its internal efforts, CLIC has a Year 2000 Task Force in place to monitor the Year 2000 efforts of its critical business partners and suppliers. Should this Task Force determine that the Year 2000 efforts of any of these partners or suppliers will not be adequate, CLIC will develop contingency plans to address any issues that may arise.

ASSIGNMENT

Generally, you may assign your Policy. We will not be bound by an assignment until we receive and record written notice of the assignment at ______________________________. Your rights and the rights of your Beneficiary will be affected by an assignment. We are not responsible for the validity or tax consequences of any assignment.


                    INFORMATION ABOUT THE INVESTMENT OPTIONS

THE SUB-ACCOUNTS AND THE FUNDS

You can allocate your Net Premiums to one or more Sub-Accounts. You may also transfer amounts among the Fixed Account and the Sub-Accounts. Each Sub-Account invests in a corresponding Fund of the AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (TVST).

This table contains information about the investment advisor, investment objective and principal investment strategies of each Fund in which a corresponding Sub-Account invests. A Fund may have a name and/or investment objective that is very similar to that of a publicly available mutual fund that is managed by the same advisor or sub-advisor. The Funds in which the Sub-Accounts invest are not publicly available and will not have the same performance as those publicly available mutual funds. Different performance will result from differences in various elements that affect the operation of a Fund, such as implementation of investment policies, cash flows, Fund expenses and size of the Fund. In addition, your investment return from your Policy will be less than the investment return of a shareholder in the publicly available funds because you will pay additional charges related to your Policy, such as premium tax charges and mortality and expense risk charges.

AIM V.I. GROWTH FUND
(AIM V.I. GROWTH SUB-ACCOUNT)

     Fund Family:             AIM Variable Insurance Funds, Inc.
     Fund Advisor:            AIM Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve growth of capital
                              principally through investment in common stocks of seasoned and better capitalized companies considered to have strong earnings growth.


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


     Principal Investment     The Fund invests primarily in the common stocks
                              of 2 types of companies:
     Strategies:              o   "Core" companies that the portfolio manager
                                  believes have experienced consistent,
                                  long-term growth and have a good chance to continue such growth in the future
                              o   "Earnings Acceleration" companies
                                  that the portfolio manager believes
                                  are currently enjoying a dramatic
                                  increase in profits.

                              The Fund may also invest in
                              o   Money market obligations
                              o   Convertible securities
                              o   Foreign securities, including American
                                  Depositary Receipts (ADRs) and European
                                  Depositary Receipts (EDRs) (up to 20 % of total assets)
                              o Repurchase Agreements and Reverse Repurchase Agreements (up to 33 1/3%)
                              o   Illiquid Securities (up to 15%)

                              The Fund may also lend its securities (up to 33 1/3% of total assets) to brokers, dealers and other financial institutions in order to generate income and offset expenses.


AIM V.I. GOVERNMENT SECURITIES FUND
(AIM V.I. GOVERNMENT SECURITIES SUB-ACCOUNT)

     Fund Family:             AIM Variable Insurance Funds, Inc.
     Fund Advisor:            AIM Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve a high level of current
                              income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the U.S. Government.

     Principal Investment     The Fund invests primarily in U.S. Treasury
     Strategies:              obligations and obligations issued or guaranteed
                              by U.S. Government agencies and instrumentalities.

                              The Fund may also invest in
                              o  Money market obligations
                              o  Foreign securities, including American
                                 Depositary Receipts (ADRs) and European
                                 Depositary Receipts (EDRs) (up to 20 % of total assets)
                              o Repurchase Agreements and Reverse Repurchase Agreements (up to 33 1/3%)
                              o  Illiquid Securities (up to 15%)

                              The Fund may also lend its securities (up to 33 1/3% of total assets) to brokers, dealers and other financial institutions in order to generate income and offset expenses.


ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
(ALGER AMERICAN SMALL CAPITALIZATION SUB-ACCOUNT)

     Fund Family:             The Alger American Fund
     Fund Advisor:            Fred Alger Management, Inc.

     Investment Objective:    The Fund seeks long-term capital appreciation.

     Principal Investment     The Fund invests primarily (up to 65% of total
     Strategies:              assets) in equity securities of companies that
                              have a market capitalization within the range of companies included in the Russell 2000 Growth
                              Index or the S&P SmallCap 600 Index. The combined range of the market capitalization of companies included in these indices is approximately $20 million to $4.25 billion. The Fund may invest up to 35% of total assets in companies with a market capitalization outside the range provided by the indices.

                              The Fund may also invest in:

                                 o Money market instruments and repurchase
                                   agreements (up to 15%)
                                 o Foreign securities denominated in foreign
                                   currencies (up to 20%)
                                 o American Depositary Receipts (ADRs), American
                                   Depositary Shares (ADSs) and
                                   foreign securities denominated in U.S.
                                   dollars

                              The Fund may also lend its securities (up to 33 1/3% of total assets) to brokers, dealers and other financial institutions in order to generate income and offset expenses.


ALGER AMERICAN GROWTH PORTFOLIO
(ALGER AMERICAN GROWTH SUB-ACCOUNT)

     Fund Family:             The Alger American Fund
     Fund Advisor:            Fred Alger Management, Inc.

     Investment Objective:    The Fund seeks long-term capital appreciation.
     Principal Investment     The Fund invests primarily (up to 65% of total
     Strategies:              assets) in equity securities of companies that
                              have a market capitalization of $1 billion or greater The Fund may invest up to 35% of total assets in companies with a market capitalization of less than $1 billion.

                              The Fund may also invest in:

                                   o Money market instruments and repurchase
                                     agreements (up to 15%)
                                   o Foreign securities denominated in foreign
                                     currencies (up to 20%)
                                   o American Depositary Receipts (ADRs),
                                     American Depositary Shares (ADSs) and
                                     foreign securities denominated in U.S.
                                     dollars

                              The Fund may also lend its securities (up to 33 1/3% of total assets) to brokers, dealers and other financial institutions in order to generate income and offset expenses.


MFS VIT EMERGING GROWTH SERIES
(MFS VIT EMERGING GROWTH SUB-ACCOUNT)

     Fund Family:             MFS Variable Insurance Trust
     Fund Advisor:            Massachusetts Financial Services Company

     Investment Objective:    The Fund seeks to provide long-term growth of
                              capital. Dividend and interest income from portfolio securities, if any, is incidental to the Fund's objective of long-term growth of capital.

     Principal Investment     The Fund invests primarily (at least 80% of total
     Strategies:              assets) in the common stocks of companies believed
                              to be early in their life cycle but have the potential to become major enterprises (emerging growth companies). In selecting its investments, the portfolio manager focuses on those companies it believes will grow faster than the overall
                              U.S. economy and the rate of inflation.

                              When the portfolio manager believes the following securities offer a good potential for capital growth, the Fund's assets, to a limited extent, may be invested in:

                                   o Convertible securities
                                   o Warrants
                                   o Fixed income securities that are rated
                                     lower than investment grade (up to 5%),
                                     which are often referred to as "junk
                                     bonds" and are considered speculative.

                              The Fund may also invest in:
                                   o Foreign securities (up to 25%, but
                                     generally less than 15%)


MFS VIT GROWTH WITH INCOME SERIES
(MFS VIT GROWTH WITH INCOME SUB-ACCOUNT)

     Fund Family:             MFS Variable Insurance Trust
     Fund Advisor:            Massachusetts Financial Services Company

     Investment Objective:    The Fund seeks to provide reasonable current
                              income and long-term growth of capital and income.

     Principal Investment     The Fund invests primarily (at least 65% of total
     Strategies:              assets) in equity securities of  companies that
                              are believed to have long-term prospects for growth and income.

                              The Fund may also invest in foreign securities traded mainly outside the U.S. (up to 75%)

PIMCO LONG-TERM U.S. GOVERNMENT PORTFOLIO
(PIMCO LONG-TERM U.S. GOVERNMENT SUB-ACCOUNT)

     Fund Family:             PIMCO Variable Insurance Trust
     Fund Advisor:            Pacific Investment Management Company

     Investment Objective:    The Fund seeks to maximize total return,
                              consistent with the preservation of capital and prudent investment management.

     Principal Investment     The Fund invests primarily (up to 65% of total
     Strategies:              assets) in U.S. Government securities. The U.S.
                              Government securities may be represented by options and futures contracts.

                              The Fund also invests in debt securities of U.S. companies that are rated at least A by Moody's or S&P. The Fund may invest in o Securities rated below Aa by Moody's and AA by S&P (up to 10%) o Securities rated Aa by Moody's and AA by S&P (up to 25%)

                              The Fund may also invest in:
                                    o Derivative instruments, such as options, futures contracts or swap agreements
                                       (up to 100%)
                                    o  Mortgage- or asset-backed securities
                                       (up to 100%)

                              The Fund may also lend its securities (up to 33 1/3% of total assets) to brokers, dealers and other financial institutions in order to generate income and offset expenses.

TOUCHSTONE SMALL CAP VALUE FUND
(TOUCHSTONE SMALL CAP VALUE SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Todd Investment Advisors, Inc.

     Investment Objective:    The Fund seeks long-term growth of capital.
     Principal Investment     The Fund invests primarily (at least 75% of total
     Strategies:              assets) in the common stocks of small to medium
                              capitalization companies that the portfolio manager believes are undervalued. The portfolio manager looks for stocks that are priced lower than they should be, and also contain a catalyst for growth. The Fund may also invest up to 5% of its assets (at the time of purchase) in any one company. The Fund will limit its investments so that the percentage of the Fund's assets invested in a particular industry will not be more than double the percentage of the industry in the Russell 2000 Index.

                              The Fund may also invest in:
                                   o    Cash equivalent investments (up to 25%)
                                   o    Short-term debt securities


TOUCHSTONE EMERGING GROWTH FUND
(TOUCHSTONE EMERGING GROWTH SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisors:       David L. Babson & Company, Inc.
                              Westfield Capital Management Company, Inc.

     Investment Objective:    The Fund seeks to increase the value of its
                              shares as a primary goal and to earn income as a secondary goal.

     Principal Investment     The Fund invests primarily (at least 65% of total
     Strategies:              assets) in the common stocks of smaller, rapidly
                              growing (emerging growth) companies. In selecting its investments, the portfolio managers focus on those companies they believe will grow faster than the U.S. economy in general. They also choose companies they believe are priced lower in the market than their true value.

                              When the portfolio managers believe the following securities offer a good potential for capital growth or income, up to 35% of the Fund's assets may be invested in:

                                   o Larger company stocks
                                   o Preferred stocks
                                   o Convertible bonds
                                   o Other debt securities, including
                                     collateralized mortgage obligations (CMOS), stripped U.S. government securities (Strips) and mortgage-related securities, all of which will be rated investment grade.

                              The Fund may also invest in:
                                   o  Securities of foreign companies traded
                                      mainly outside the U.S. (up to 20%)
                                   o  American Depositary Receipts (ADRs)
                                      (up to 20%)
                                   o  Emerging market securities (up to 10%)


TOUCHSTONE INTERNATIONAL EQUITY FUND
(TOUCHSTONE INTERNATIONAL EQUITY SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Credit Suisse Asset Management

     Investment Objective:    The Fund seeks to increase the value of its
                              shares over the long-term.

     Principal Investment     The Fund invests primarily (at least 80% of total
     Strategies:              assets) in equity securities of foreign
                              companies and will invest in at least 3 countries outside the United States. A large portion of those non-U.S. equity securities may be issued by companies active in emerging market countries
                              (up to 40% of total assets).

                              The Fund may also invest in certain debt securities issued by U.S. and non-U.S. entities (up to 20%), including non-investment grade debt securities rated as low as B.

                              The portfolio manager uses a growth oriented style to choose investments for the Fund. This includes the use of both qualitative and quantitative analysis to identify markets and companies that offer solid growth prospects at reasonable prices. The portfolio manager's investment process seeks to add value by making good regional and country allocations as well as by selecting individual stocks within a region.


TOUCHSTONE INCOME OPPORTUNITY FUND
(TOUCHSTONE INCOME OPPORTUNITY SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Alliance Capital Management L.P.

     Investment               Objective: The Fund seeks to achieve a high level
                              of current income as its main goal. The Fund may also seek to increase the value of its shares, if consistent with its main goal.

     Principal Investment     The Fund invests primarily in debt securities.
     Strategies:              These debt securities will generally be more
                              risky non-investment grade corporate and government securities (up to 100% of total assets). Non-investment grade debt securities are often referred to as "junk bonds" and are considered speculative.

                              The Fund's investments may include:
                                    o  Securities in foreign companies (up to
                                       100%), but only up to 30% of its assets
                                       in securities of foreign companies that
                                       are denominated in a currency other than the U.S. dollar
                                    o Debt securities that are emerging market securities (up to 65%)
                                    o  Mortgage-related securities and loan
                                       participations
                                    o  Currency futures and option contracts


TOUCHSTONE HIGH YIELD FUND
(TOUCHSTONE HIGH YIELD SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve a high level of current
                              income as its main goal. Capital appreciation is a secondary consideration in achieving its goal.

     Principal Investment     The Fund invests primarily in debt securities.
     Strategies:              These debt securities will generally be more
                              risky non-investment grade corporate and government securities (up to 100% of total assets) issued primarily by U.S. issuers.
                              Non-investment grade debt securities are often referred to as "junk bonds" and are considered speculative.

                              The Fund's investments may include:
                                   o  Securities in foreign companies (up to
                                      15%), but only up to 5% of its assets
                                      in securities of foreign companies that
                                      are denominated in a currency
                                      other than the U.S. dollar
                                   o Debt securities that are emerging market securities (up to 10%)
                                   o  Mortgage-related securities and other
                                      types of loans and loan participations
                                   o  Currency futures and option contracts.


TOUCHSTONE VALUE PLUS FUND
(TOUCHSTONE VALUE PLUS SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to increase the value of its
                              shares over the long-term.

     Principal Investment     The Fund invests primarily (at least 65% of total
     Strategies:              assets) in common stock of larger companies that
                              the portfolio manager believes are undervalued.
                              In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages and are believed to be priced lower than their true value. These companies may not pay dividends. The
                              Fund may also invest in common stocks of rapidly growing companies to enhance the Fund's return and vary its investments to avoid having too much of the Fund's assets subject to risks specific to undervalued stocks.

                              Up to 70% of total assets may be invested in large cap companies and up to 30% may be invested in mid cap companies.

                              The Fund may invest in:

                                    o    Preferred stocks (up to 35%)
                                    o    Investment grade debt securities
                                    o    Convertible securities

                              In addition, the Fund may invest in:

                                    o    Cash equivalent instruments (up to 10%)
                                    o    Short-term debt securities


TOUCHSTONE GROWTH & INCOME FUND
(TOUCHSTONE GROWTH & INCOME SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Scudder Kemper Investments, Inc.

     Investment Objective:    The Fund seeks to increase the value of its
                              shares over the long-term, while receiving dividend income.

     Principal Investment     The Fund invests primarily (at least 65% of total
     Strategies:              assets) in dividend-paying common stocks,
                              preferred stocks and convertible securities in a variety of industries. The portfolio manager may choose to purchase securities that do not pay dividends (up to 35%) but which are expected to increase in value or produce high income payments in the future.

                              In choosing securities for the Fund, the portfolio manager will follow a value oriented style, generally buying securities with yields that are at least 20% higher than the average yield of companies in the S&P 500. The portfolio manager focuses on investing in companies that have a market capitalization of at least $1 billion, but may invest in companies of any size.

                              The Fund may also invest up to 20% of its total assets in debt securities--and within this 20% limitation, the Fund may invest the full 20% in investment grade debt securities or up to 5% in non-convertible, non-investment grade debt securities.

                              The Fund may also invest in:
                                 o  Securities of foreign companies including
                                    American Depository Receipts (ADRs)
                                    (up to 20%)
                                 o  Real estate investment trusts (REITs)
                                    (up to 10%)

TOUCHSTONE ENHANCED 30 FUND
(TOUCHSTONE ENHANCED 30 SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Todd Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve a total
                              return which is higher than the total return of the Dow Jones Industrial Average (DJIA).

     Principal Investment     The Fund's portfolio is based on the 30 stocks
                              which comprise the DJIA. The portfolio manager seeks to enhance the total return of the Fund by substituting some rapidly growing companies for those companies in the DJIA that appear to have slower growth. The portfolio manager uses a database of 4,000 stocks from which to choose the companies that will be substituted in the enhanced portion of the portfolio. A specific process is followed to assist the portfolio manager in its selections:

                                   o The 4,000 stocks are reduced to 1,400 by
                                     screening for quality and market
                                     capitalization ($1 billion minimum)
                                   o A dividend discount model is applied
                                     to the stocks to select those most
                                     attractively priced. The model
                                     reduces the stock choices to about
                                     300 companies.
                                  o  The portfolio manager then searched
                                     for the companies that exhibit
                                     characteristics that may help to
                                     unlock their earnings potential.
                                     Examples of such characteristics
                                     are:
                                         o  positive earnings momentum
                                         o  restructuring announcements
                                         o  changes in regulations

                              Stocks are sold when the portfolio manager believes they are overpriced or face a significant reduction in earnings prospects. The portfolio is rebalanced periodically or as needed due to changes in the DJIA or the other securities in the portfolio.

                              The portfolio manager's selection process is expected to cause the Fund to consist of securities that have some of the following characteristics:

                                   o Attractive valuation
                                   o Above-average earning and dividend growth
                                   o Above-average market capitalization ratio
                                   o Dominant industry position
                                   o Seasoned management
                                   o Above-average quality


TOUCHSTONE BALANCED FUND
(TOUCHSTONE BALANCED SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        OpCap Advisors, Inc.

     Investment Objective:    The Fund seeks to achieve an increase in value
                              and current income.


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


     Principal Investment     The Fund invests in both equity securities
     Strategies:              (generally about 60% of total assets) and debt
                              securities (generally about 40%, but at least
                              25%). The debt securities will be rated investment grade or at the highest level of non-investment grade.

                              The Fund may also invest in:

                                   o   Warrants
                                   o   Preferred stocks
                                   o   Convertible securities

                              The Fund may also invest up to one-third of its assets in securities of foreign companies, and up to 15% in emerging market securities.

                              In choosing equity securities for the Fund, the portfolio manager will seek out companies that are in a strong position in their industry, are owned in part by management and are selling at a price lower than the company's intrinsic value. Debt securities are also chosen using a value style. The portfolio manager will focus on higher yielding securities, but will also consider expected movements in interest rates and industry position.


TOUCHSTONE BOND FUND
(TOUCHSTONE BOND SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to provide a high level of
                              dividends and distributions.

     Principal Investment     The Fund invests primarily in higher quality
     Strategies:              investment grade debt securities (at least 65%
                              of total assets). The Fund's investment in debt securities may be determined by the direction in which interest rates are expected to move because the value of these securities generally moves in the opposite direction from interest rates. The
                              Fund expects to have an average maturity between 5 and 15 years.

                              The Fund invests in:
                                 o   Mortgage-related securities
                                 o   Asset-backed securities
                                 o   Preferred stocks

                              The Fund also invests in U.S. and foreign debt securities which are rated non-investment grade (up to 35%).

                              In addition, the Fund may invest in:
                                 o    Debt securities denominated in foreign
                                      currencies (20% or less)


TOUCHSTONE STANDBY INCOME FUND
(TOUCHSTONE STANDBY INCOME SUB-ACCOUNT)

     Fund Family:             Touchstone Variable Series Trust
     Fund Advisor:            Touchstone Advisors, Inc.
     Fund Sub-Advisor:        Fort Washington Investment Advisors, Inc.

     Investment Objective:    The Fund seeks to provide a higher level of
                              current income than a money market fund, while also seeking to prevent large fluctuations in the value of the Sub-Account's initial investment. The Fund does not try to keep a constant $1.00 per share net asset value.

     Principal Investment     The Fund invests mostly in various types of money
     Strategies:              market instruments. All investments will be rated
                              at least investment grade. On average, the securities held by the Fund will mature in less than one year.

                              The Fund's investments may include:
                                    o   Short-term government securities
                                    o   Mortgage-related securities
                                    o   Asset-backed securities
                                    o   Repurchase agreements

                              The Fund may invest up to 50% of total assets in:
                                    o   Securities denominated in U.S. dollars
                                        and issued in the U.S. by foreign
                                        issuers (known as Yankee bonds)
                                    o   Eurodollar Certificates of Deposit

                              In addition, the Fund may invest in:
                                    o   Debt securities denominated in
                                        foreign currencies (up to 20%)
                                    o   Corporate bonds, commercial paper,
                                        certificates of deposit, and bankers'
                                        acceptances


More complete information about each Fund, including information about its risks and performance, is included in the Prospectus of each Fund. Please read each Prospectus carefully before you purchase a Policy.

Neither AIM Advisors, Inc., Fred Alger Management, Inc., Massachusetts Financial Services Company nor Pacific Investment Management Company are affiliates of CLIC.

SPECIAL CONSIDERATIONS

AIM, Alger, MFS and PIMCO offer shares to SA1 and other separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. TVST offers its shares to the separate accounts of CLIC and Western-Southern Life Assurance Company to fund benefits under the Policies, other variable life insurance policies and variable annuity contracts. We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken. If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its participation in a Fund. If it becomes necessary for a separate account to replace its shares of a Fund with another investment, the Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, AIM, Alger, MFS, PIMCO and CLIC are subject to conditions imposed by the Securities and Exchange Commission that are designed to prevent or remedy any conflict of interest. TVST, which is not subject to such conditions, has nevertheless adopted certain procedures that substantially reflect and implement the substance of these conditions. In this connection, the Board of Trustees of each Fund has the obligation to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.

CHANGES IN THE SUB-ACCOUNTS AND THE FUNDS

We may add, delete or combine Sub-Accounts. New Sub-Accounts will invest in Funds we consider suitable. We may also substitute a new Fund or similar investment option for the Fund in which a Sub-Account invests. We would make a substitution to ensure the underlying Fund continues to be a suitable investment. A substitution may be triggered by unsatisfactory investment performance, a change in laws or regulations, a change in the Fund's investment objectives or restrictions, a change in the availability of the Fund for investment, or any other reason. Before any substitution, we will obtain any required approvals, including approval from the SEC or from Policy holders.

FIXED ACCOUNT

The Net Premiums that you allocate to the Fixed Account will earn interest. We guarantee that this interest rate will never be less than an effective annual rate of at least 3%. We may, but are not required to, credit interest in excess of this rate. Different excess rates of interest may apply to Net Premiums allocated, or amounts transfers, to the Fixed Account on different dates. The current interest rate of the Fixed Account at the time we issue your Policy is shown in your Policy Schedule.


                          VALUATION OF YOUR INVESTMENT

SUB-ACCOUNTS

------------------------------------------------------------------------------
ACCUMULATION UNIT               A unit of measure used to calculate
                                a Policy owner's share of a Sub-Account.
                                Although it is not the same as a mutual
                                fund share, it is similar.

------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE         The dollar value of an Accumulation Unit
                                in a Sub-Account.
------------------------------------------------------------------------------

The value of your interest in a Sub-Account is measured in Accumulation Units. An Accumulation Unit is an accounting unit of measure. It is similar to a share of a mutual fund. The value of an Accumulation Unit varies from day to day depending on the investment performance of the Fund in which the Sub-Account is invested and the expenses of the Sub-Account.

The Accumulation Unit Value of each Sub-Account is calculated on each day that we and the New York Stock Exchange are open for business (Valuation Date). The Accumulation Unit Value of a Sub-Account on any Valuation Date is calculated by dividing the value of the Sub-Account's net assets by the number of Accumulation Units credited to the Sub-Account on the Valuation Date.

When you allocate Net Premiums, or transfer amounts, to a Sub-Account, your Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of the Monthly Deduction and Monthly Expense Charge, will decrease the number of Accumulation Units.

The number of Accumulation Units added to or subtracted from your Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when we process the transaction. To calculate the Accumulation Unit Value of a Sub-Account on any Valuation Date, we start with the Accumulation Unit Value from the preceding Valuation Date and adjust it to reflect the following items:

     o The investment performance of the Sub-Account, which is based on the investment performance of the corresponding Fund
     o        Any dividend or distributions paid by the corresponding Fund
     o Any charges or credits for taxes that we determined were the result of the investment operations of the Sub-Account
     o        The mortality and expense risk charge

FIXED ACCOUNT

The value of the Fixed Account is calculated daily and reflects the following transactions:

     o        Net Premiums allocated to the Fixed Account
     o        Withdrawals from the Fixed Account
     o        Transfers to and from the Fixed Account
     o        Interest credited to the Fixed Account
     o Charges assessed against the Fixed Account, such as the Cost of Insurance Charges, the Monthly Deduction and Monthly Expense Charges and any surrender charges


                             PERFORMANCE INFORMATION

We may include performance information for the Sub-Accounts in advertisements, sales literature and reports to Policy holders or prospective investors.

We may report performance information in any manner permitted under applicable law. For example, we may report the average annual total returns over various time periods of the Funds in which the Sub-Accounts invest. Such returns would reflect an annual reduction for investment management fees and Fund expenses, but would not reflect charges at the SA1 level or the Policy level, such as mortality and expense risk charges, cost of insurance charges, Monthly Deductions or Monthly Expense Charges. The charges at the SA1 level and the Policy level will vary from Policy to Policy because of the individual nature of these charges. If the charges at the SA1 level or the Policy level were included, the performance would be reduced.

You can request a personalized illustration that shows the performance of a hypothetical Policy. The illustration will be based either on actual historic fund performance or on the hypothetical investment return that you request. The Net Cash Surrender Value provided in the illustration will assume all Fund charges and expenses, all SA1 charges and all other Policy charges are deducted. The Account Value provided in the illustration will assume all charges except the surrender charge are deducted.

We may also compare the performance of a Sub-Account to the performance of other separate accounts or investments as listed in rankings prepared by independent organizations that monitor the performance of separate accounts and other investments. We may also include evaluations of the Sub-Accounts published by nationally recognized ranking services or nationally recognized financial publications.

Performance information for any Sub-Account reflects performance of a hypothetical Policy. Your Policy's actual investment performance may not be the same as the performance information of the hypothetical Policy. Therefore, you should not consider the performance information to be an estimate or guarantee for future performance.


                                  VOTING RIGHTS

Because each Sub-Account invests in a corresponding Fund, CLIC is entitled to vote at any meeting of the Fund's shareholders. CLIC, on behalf of SA1, votes the shares of a Fund that are held by a Sub-Account according to the instructions of the holders of the Policies who have invested in that Sub-Account.

If you have money in a Sub-Account on the record date for a meeting of the shareholders of the corresponding Fund, we will ask you for voting instructions. Your voting instructions will apply to a specific number of Fund shares. We will calculate this number by determining the percentage of the Sub-Account that you own and applying this percentage to the total number of Fund shares that the Sub-Account owns.

We will mail materials to you at least 14 days before the shareholder meeting so you can provide your voting instructions to us. If we do not receive voting instructions from you, we will still vote the shares for which you are entitled to provide instructions. We will vote these shares in the same proportion as the voting instructions received by Policy holders who provide instructions. If CLIC itself is entitled to vote at the shareholders meeting, it will vote its shares in the same manner.

We may not ask the Policy holders for voting instructions if the applicable rules and regulations change and permit us to vote the shares of the Fund. We may also change the manner in which we calculate the number of shares for which you can provide voting instructions if the applicable rules and regulations change.

We may disregard the voting instructions of Policy holders under certain circumstances and state insurance regulators may require us to disregard these instructions under certain circumstances. If we disregard the voting instructions we receive, we will include a summary of our actions in our next report to you.


             COLUMBUS LIFE INSURANCE COMPANY AND SEPARATE ACCOUNT 1

COLUMBUS LIFE INSURANCE COMPANY

Columbus Life Insurance Company (CLIC) is a stock life insurance company organized under the laws of the State of Ohio on September 8, 1986. It is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888. CLIC issues insurance and annuity contracts and is located at 400 East Fourth Street, Cincinnati, Ohio 45202. CLIC is subject to supervision by the department of insurance of the various states in which it is licensed to transact business.

Investments allocated to the Fixed Account are held in CLIC's general account along with CLIC's other assets. The interests of the Fixed Account have not been registered under the Securities Act of 1933 and CLIC's general account has not been registered as an investment company under the Investment Company Act of 1940. As a result, the staff of the SEC has not reviewed the information in the Prospectus about the Fixed Account.

Because of state insurance law requirements, CLIC maintains reserves to cover its obligations under the Policies. The assets in SA1 attributable to the Policies make up a part of these reserves. Although these reserves support the Policies, Policy owners have no ownership interest in these reserves and any excess reserves will be for the benefit of CLIC and not the Policy owners. The general account of CLIC is available to satisfy CLIC's obligations under the Policies.

DIRECTORS OF CLIC. CLIC is managed by its Board of Directors, 4 of whom are also officers of CLIC or The Western and Southern Life Insurance Company (WSLIC). Each Director's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted. As of April 30, 1999, the following persons serve as Directors of CLIC:

Name                                Principal Occupation (Past 5 years)

William J. Williams Chairman of the Board of CLIC since 1989; Chairman of the Board of WSLIC since 1989; Chief Executive Officer of WSLIC 1989-1994; Chairman of the Board and Chief Executive Officer of Western-Southern Life Assurance Company since 1989-1994.

John F. Barrett                     Vice-Chairman of the Board of CLIC since __;
                                    President and Chief Executive Officer of
                                    WSLIC; Chief Executive Officer of WSLIC
                                    since 1994; President of WSLIC since 1989;
                                    Chief Operating Officer of WSLIC 1989-1994;
                                    President and Chief Executive Officer of
                                    Western-Southern Life Assurance Company
                                    (WSLAC); President of WSLAC since 1989;
                                    Chief Executive Officer of WSLAC since 1994;
                                    Chief Operating Officer of WSLAC 1989-1994.

Paul H. Amato                       President and Chief Executive Officer of
                                    CLIC since 1990.

James N. Clark

Robert C. Savage                    General Agent, Savage and Associates, 4427
                                    Talmadge Road, Building 2, Toledo, Ohio
                                    43623.

Ralph E. Waldo                      Retired President and Chief Executive
                                    Officer of CLIC.

OFFICERS OF CLIC (OTHER THAN DIRECTORS). The senior officers of CLIC, other than the Directors named above, and the officers responsible for the variable life operations are described below. Each officer's principal business address is 400 East Fourth Street, Cincinnati, Ohio 45202, unless otherwise noted.

Name                                Principal Occupation (Past 5 years)

Dale P. Hennie                      Senior Vice President of CLIC
                                    since _____; Senior Vice President of
                                    Insurance Operations of WSLIC since 1997;
                                    Vice President of WSLIC 1990-1997.

Nora E. Moushey                     Senior Vice President and Chief
                                    Actuary of CLIC since _____; Senior Vice
                                    President of Products and Financial
                                    Management of CLIC from 1993-_____; Senior
                                    Vice President and Chief Actuary of WSLIC since 1998.

James M. Teeters                    Senior Vice President of Administration of
                                    CLIC since 1991.

Robert L. Walker                    Senior Vice President and Chief
                                    Financial Officer of CLIC; Senior Vice
                                    President of CLIC since 1998; Chief
                                    Financial Officer of CLIC since 1998; Senior
                                    Vice President and Chief Financial Officer of WSLIC since 1998; Chief Financial Officer of National Data Corporation 1997-1998;
                                    Senior Vice President and Chief Financial
                                    Officer of Providian Corporation 1993-1997.

Mark A. Wilkerson                   Senior Vice President and Chief Marketing
                                    Officer of CLIC since 1990.

William F. Ledwin                   Vice President and Chief Investment Officer
                                    of CLIC; Vice President since ________;
                                    Chief Investment Officer since _____;
                                    President of Fort Washington Investment
                                    Advisors, Inc. since 1990.

Thomas D. Holdridge                 Vice President of Underwriting of CLIC
                                    since 1980.

Donald J. Wuebbling                 Vice President and Secretary of
                                    CLIC since _____; Vice President and General
                                    Counsel of WSLIC since 1988.

Edward  S. Heenan                   Vice President and Comptroller of
                                    CLIC since _____; Vice President and
                                    Comptroller of WSLIC since 1987.

James J. Vance                      Treasurer of CLIC since _____;
                                    Treasurer of WSLIC since 1997; Assistant
                                    Treasurer of WSLIC 1995-1997; Director of
                                    Financial Research of WSLIC 1994-1995.

Charles W. Wood, Jr.                Vice President of Marketing Support of CLIC
                                    since 1998; Regional Vice President of Sales of Ameritas Life Insurance Company
                                    1996-1998; Senior Vice President and
                                    Chief Marketing Officer of Covenant Life
                                    Insurance Company 1988-1995.

Donald W. Kaplan                    Vice President of Financial
                                    Projections of CLIC since _____; Vice
                                    President of Financial Projections of WSLIC since 1988.

Mario J. San Marco                  Vice President of CLIC since ______; Vice
                                    President of WSLIC since 1988

The directors, officers and employees of CLIC [and Touchstone Securities] are bonded in the amount of [$25,000,000 by a Financial Institutions Blanket Bond], for any dishonest, fraudulent, or criminal act, wherever committed, and whether committed alone or in collusion with others.

SEPARATE ACCOUNT 1

CLIC established Separate Account 1 (SA1) under Ohio law on September 10, 1998. SA1 supports the Policies that it issues. SA1 is registered with the SEC as a unit investment trust. We may operate SA1 as a management investment company or any other form permitted by law. We may also deregister SA1 if registration with the SEC is no longer required.

SA1 is currently divided into 18 Sub-Accounts. SA1 holds the investments allocated to the Sub-Accounts by the holders of the Policies. It may also hold assets for the benefit of holders of certain other variable universal life insurance policies that it issues. SA1 invests the assets of each Sub-Account in an underlying fund. The investment objective of a Sub-Account and the underlying fund in which it invests are identical.

We own SA1's assets but we separate SA1's assets from our general account assets and the assets of our other separate accounts. Liabilities from other businesses we conduct will not be charged to SA1's assets. We hold SA1's assets exclusively for the benefit of holders and beneficiaries of the Policies and any other variable universal life policies supported by SA1. We is obligated to pay all benefits provided under the Policies.

The income, capital gains and capital losses of each Sub-Account are credited to or charged against the assets of that Sub-Account without regard to the income, capital gains or capital losses of any other Sub-Account or CLIC.


                                SERVICE PROVIDERS

DISTRIBUTION OF THE POLICIES

Touchstone Advisors, Inc. is the investment advisor for each Fund of TVST and the sponsor of TVST, positions for which it does or may receive compensation. Subject to the review and approval of the Board of Trustees of TVST, it selects the Sub-Advisors for the Funds of TVST and regularly reviews the investment strategies of each Sub-Advisor and the performance of each Fund. Its address is 311 Pike Street, Cincinnati, Ohio 45202. Touchstone Advisors, Inc. is a wholly-owned subsidiary of IFS Financial Services, a wholly-owned subsidiary of Western-Southern Life Assurance Company, a wholly-owned subsidiary of The Western and Southern Life Insurance Company. [DESCRIBE AGREEMENTS IN MORE DETAIL].

Investors Bank and Trust Company (IBT) provides administrative and fund accounting services to TVST. IBT's address is 200 Clarendon Street, Boston, Massachusetts 02116. IBT is not an affiliate of CLIC. [DESCRIBE AGREEMENTS IN MORE DETAIL].

The Policy will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD) and who have entered into distribution agreements with Touchstone Securities, Inc. Touchstone Securities, Inc. is the principal underwriter of the Policies. Its principal business address is 311 Pike Street, Cincinnati, Ohio 45202. Touchstone Securities is a wholly-owned subsidiary of IFS Financial Services, a wholly-owned subsidiary of Western-Southern Life Assurance Company, a wholly-owned subsidiary of The Western and Southern Life Insurance Company. Touchstone Securities is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of NASD and SIPC. [DESCRIBE AGREEMENTS IN MORE DETAIL].

[Touchstone Securities pays sales commissions to persons or entities that sell the Policies. These persons are called dealers. Sales commissions may be calculated as a percentage of the premium payments received for a Policy or a percentage of the Account Value. Sales commissions may also be based on a dealer's total sales and other performance factors (sometimes called production bonuses). Touchstone Securities may also pay dealers for other services not directly related to Policy sales.] [DESCRIBE AGREEMENTS IN MORE DETAIL].

[ADDITIONAL NECESSARY INFORMATION TO BE SUBMITTED BY PRE-EFFECTIVE AMENDMENT]


SERVICE PROVIDERS TO THE FUNDS

The key service providers for each family of Funds in which the Sub-Accounts invest are indicated below:


----------------------------------------------------------------------------------------------------------------------
                                        AIM VARIABLE INSURANCE FUNDS, INC. (AIM)
                ADVISOR                                CUSTODIAN                             UNDERWRITER
AIM Advisors, Inc.                       State Street Bank and Trust Company
11 Greenway Plaza, Suite 100             225 Franklin Street
Houston, Texas 77046                     Boston, Massachusetts 02110
---------------------------------------- -------------------------------------- --------------------------------------

                                           THE ALGER AMERICAN FUND (ALGER)
                ADVISOR                                CUSTODIAN                             UNDERWRITER
Fred Alger Management, Inc.
75 Maiden Lane
New York, New York 10038
---------------------------------------- -------------------------------------- --------------------------------------

                                         MFS VARIABLE INSURANCE TRUST (MFS)
                ADVISOR                                CUSTODIAN                             UNDERWRITER
Massachusetts Financial Services         State Street Bank and Trust Company
   Company                               225 Franklin Street
500 Boyleston Street                     Boston, Massachusetts 02110
Boston, Massachusetts 02116
---------------------------------------- -------------------------------------- --------------------------------------

                                       PIMCO VARIABLE INSURANCE TRUST (PIMCO)
                ADVISOR                                CUSTODIAN                             UNDERWRITER
Pacific Investment Management Company

---------------------------------------- -------------------------------------- --------------------------------------

                                       TOUCHSTONE VARIABLE SERIES TRUST (TVST)
                ADVISOR                                CUSTODIAN                             UNDERWRITER
Touchstone Advisors, Inc.                Investors Bank & Trust Company
311 Pike Street                          200 Clarendon Street
Cincinnati, Ohio 45202                   Boston, Massachusetts 02116
---------------------------------------- -------------------------------------- --------------------------------------


                                   TAX MATTERS

The following is a discussion of certain federal income tax matters. We do not intend this discussion to be tax advice, nor does the following summary purport to be complete or to cover all situations. You should consult your own tax advisor for more complete information.

The individual situation of each Policy owner or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate tax, state inheritance tax and other taxes.

The following discussion is based on current federal income tax law and interpretations. The discussion is general in nature, and should not be considered tax advice. It assumes that you are the Policy owner and you are a natural person who is a U.S. citizen and resident. The tax effects on non-U.S. residents or non-U.S. citizens may be different.

GENERAL. A Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) for as long as the investments made by the underlying mutual funds satisfy certain investment diversification requirements under Section 817(h) of the Code.
We believe that the Policies will meet these requirements.

We also believe that:

          o The death benefit received by the beneficiary under your Policy will not be subject to federal income tax.

          o Increases in your Policy's cash value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial withdrawal.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your Policy will be a "modified endowment contract" if, at any time during the first 7 Policy Years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of 7 level annual premiums. This is called the "7-pay" test.

Whenever there is a "material change" under your Policy, it will generally be
(a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new 7-pay period and a new 7-pay limit. The new 7-pay limit will take into account, under a prescribed formula, the accumulation value of the Policy at the time of the material change. A materially changed policy will be considered a modified endowment contract if it fails to satisfy the new 7-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your Policy's Specified Amount of coverage, and certain other changes.

If your Policy's benefits are reduced during the first 7 Policy Years (or within 7 years after a material change), the 7-pay limit will be recalculated based on the reduced level of benefits and applied retroactively for purposes of the 7-pay test. (Such a reduction in benefits could include, for example, a decrease in Specified Amount that you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated 7-pay limit, the Policy will become a modified endowment contract.

A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also impact the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT.

Loans. As long as your Policy remains in force during the Insured's lifetime as a non-modified endowment contract, no part of the proceeds of a loan from your Policy will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

Partial Withdrawals. After the first 15 Policy Years, the proceeds from a partial withdrawal will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your "basis" in your Policy generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial withdrawal or a reduction in insurance coverage could be subject to federal income tax, under a complex formula, to the extent that your cash value exceeds your basis in your Policy.

Surrender. Upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy will be subject to federal income tax. In addition, if your Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy, you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. If your Policy is a modified endowment contract, any distribution from your Policy during the Insured's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your cash value exceeds your basis in the Policy. (For modified endowment contracts, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

     o    To taxpayers 59 1/2 years of age or older
     o    In the case of a disability (as defined in the Code)
     o Received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectances) of the taxpayer and his or her beneficiary.

If your Policy terminates after a Grace Period while there is a Policy loan, the cancellation of the loan will be treated as a distribution (to the extent not previously treated as a distribution) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a Policy Year in which your Policy becomes a modified endowment contract, and during any subsequent Policy Years, will be taxed as described in the preceding paragraphs. In addition, distributions from your Policy within 2 years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from your Policy when it was not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules that would treat similarly other distributions made in anticipation of a Policy becoming a modified endowment contract.

POLICY LAPSES AND REINSTATEMENTS. The lapse of your Policy may have the tax consequences described above, even though you may be able to reinstate your Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

DIVERSIFICATION. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. If we fail to comply with these regulations, your Policy would be disqualified as a life insurance policy under Section 7702 of the Code. If your Policy were disqualified, you would be subject to federal income tax on the income under your Policy for the period of the disqualification and for subsequent periods. SA1, through the Funds, intends to comply with these requirements.

In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines about the circumstances in which your ability as a Policy owner to direct your investment to particular mutual funds within SA1 may cause you, rather than CLIC, to be treated as the owner of the assets in SA1. If you were considered the owner of the assets of SA1, income and gains from the account would be included in your gross income for federal income tax purposes. CLIC reserves the right to amend the Policies in any way necessary to avoid any such result. As of the date of this Prospectus, no such guidelines have been issued, although the Treasury Department has informally indicated that any such guidelines could limit the number of investment funds or the frequency of transfers among such funds. If these guidelines are issued, they may be applied retroactively.

ESTATE AND GENERATION SKIPPING TAXES. If you are the Insured, the death benefit under a Policy will generally be includable in your estate for purposes of federal estate tax. If you are not the Insured, under certain conditions, only an amount approximately equal to the cash surrender value of your Policy will be includable.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than [$625,000 (increasing annually, beginning in 1999, to $1 million in 2006 and thereafter)] will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

If you are not the Insured, and you die before the Insured, the value of the Policy, as determined under Internal Revenue Service regulations, is includable in your estate for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of factors, including those listed in the preceding paragraph.

As a general rule, if a "transfer" is made to a person 2 or more generations younger than you, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.

The particular situation of each Policy owner, Insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

PENSION AND PROFIT-SHARING PLANS. If Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under
Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

If purchased as part of a pension or profit sharing plan, the reasonable net premium cost for such amount of insurance is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually.

If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's cash value will not be subject to federal income tax. However, the Policy's cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant borrowed from the Policy or was an owner-employee under the plan.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax advisor.

OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a Policy is held by an employee or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

WITHHOLDING. Payments received from your Policy are generally subject to federal income tax withholding, unless you elect not to have taxes withheld and you notify us that you are making this election. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we receice satisfactory written notification that no such taxes are due.

CHANGES IN TAX LAWS. Your Policy may be affected by changes that occur in the federal income tax laws and by other tax laws, such as state or local income tax laws, federal estate and gift tax laws and local estate and other similar laws. We have not discussed the effect of possible tax law changes on your Policy in this Prospectus. We suggest that you consult your tax advisor if you have questions about the effects of possible changes in the tax laws.

TAXATION OF CLIC

CLIC is taxed as a life insurance company under federal income tax laws. CLIC does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to SA1. If, in the future, CLIC determines that SA1 may incur federal income taxes, then it may assess a charge against the Sub-Accounts for those taxes. Any charge will reduce your Policy's Account Value.

We may have to pay state, local or other taxes in addition to premium taxes. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to SA1 or allocable to the Policies.

Certain Funds in which the Sub-Accounts are invested may elect to pass through to CLIC taxes withheld by foreign taxing jurisdictions of foreign source income. Such an election may result in additional taxable income and income tax to CLIC. The amount of the additional income tax, however, may be more than offset by credits for the foreign taxes withheld that are also passed through. These credits may provide a benefit to CLIC.


                            OTHER GENERAL INFORMATION

LEGAL MATTERS

Frost & Jacobs LLP has advised CLIC on certain federal securities law matters. All matters of Ohio law pertaining to the Policy, including the validity of the Policy and CLIC's right to issue the Policy under Ohio insurance law, have been passed upon by Donald J. Wuebbling, Esq., Vice President and General Counsel of CLIC.

EXPERTS

The consolidated financial statements of CLIC as of December 31, 1998, 1997, and 1996 have been included in this Prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The consolidated financial statements of CLIC are relevant only for the purpose of showing the ability of CLIC to meet its contractual obligations under the Policies. They do not show or contain any information about the investment performance of SA1. This Prospectus contains no financial statements for SA1, which commenced operations as of the date of this Prospectus.



                                  SUPPLEMENT A

TABLE OF APPLICABLE DEATH BENEFIT FACTORS

         INSURED'S AGE LAST     APPLICABLE    INSURED'S AGE     APPLICABLE      INSURED'S AGE      APPLICABLE
         POLICY ANNIVERSARY    DEATH BENEFIT   LAST POLICY     DEATH BENEFIT     LAST POLICY     DEATH BENEFIT
                                  FACTOR       ANNIVERSARY        FACTOR         ANNIVERSARY         FACTOR


            1 through 40           2.50            54              1.57              68               1.17
                 41                2.43            55              1.50              69               1.16
                 42                2.36            56              1.46              70               1.15
                 43                2.29            57              1.42              71               1.13
                 44                2.22            58              1.38              72               1.11
                 45                2.15            59              1.34              73               1.09
                 46                2.09            60              1.30              74               1.07
                 47                2.03            61              1.28         75 through 90         1.05
                 48                1.97            62              1.26              91               1.04
                 49                1.91            63              1.24              92               1.03
                 50                1.85            64              1.22              93               1.02
                 51                1.78            65              1.20              94               1.01
                 52                1.71            66              1.19         95 or higher          1.00
                 53                1.64            67              1.18


                                  SUPPLEMENT B

CONTINUATION UNDER THE TERM NO-LAPSE GUARANTEE PROVISION

To determine if your adjusted total premium payments are sufficient for continuation of your Policy when the Term No-Lapse Guarantee applies, we use the following procedure:

          o We determine your ADJUSTED TOTAL PREMIUM PAYMENTS (the total amount of your premium payments less the amount of any withdrawals and the amount of your Loan Account).
          o We determine if you have made any changes in your Policy that resulted in a change in the Monthly Deduction. In this discussion, we call this type of change a POLICY CHANGE.
          o We determine the TOTAL REQUIRED AMOUNT for this guarantee provision.

               o If you have not made any POLICY CHANGES, the TOTAL REQUIRED AMOUNT is 1/12th of the applicable Minimum Annual Premium for the Term No-Lapse Guarantee multiplied by the number of months from the Policy Date to the next Monthly Anniversary Day. The Minimum Annual Premium for the Term No-Lapse Guarantee under your Policy is shown in your Policy Schedule.

                  For example, if the Minimum Annual Premium for the Term No-Lapse Guarantee is $1,200, your Policy Date is June 15, and the next Monthly Anniversary Day is March 15, and you have not made any POLICY CHANGE, the REQUIRED AMOUNT is $900 ($100 ($1,200 divided by 12) x 9 (number of months in the period)).

               o If you have made a POLICY CHANGE, we calculate a REQUIRED AMOUNT for the period from the Policy Date to the date on which the POLICY CHANGE was effective and a REQUIRED AMOUNT for the period from the date on which the POLICY CHANGE was effective to the next Monthly Anniversary Day. Each calculation is based on the Minimum Annual Premium for the Term No-Lapse Guarantee applicable for the period. We then add the 2 REQUIRED AMOUNTS to determine the TOTAL REQUIRED AMOUNT.
               o If you have made more than one POLICY CHANGE, we calculate a REQUIRED AMOUNT for each period. We then add the REQUIRED AMOUNTS to determine the TOTAL REQUIRED AMOUNT.

               o We then compare your ADJUSTED TOTAL PREMIUM PAYMENTS to the TOTAL REQUIRED AMOUNT.

               o If your ADJUSTED TOTAL PREMIUM PAYMENTS are equal to or greater than the TOTAL REQUIRED AMOUNT, your Policy will continue to be effective.

               o If your ADJUSTED TOTAL PREMIUM PAYMENTS are less than the TOTAL REQUIRED AMOUNT, a Grace Period will start.

CONTINUATION UNDER THE LIFETIME NO-LAPSE GUARANTEE PROVISION

To determine if your adjusted total premium payments are sufficient for continuation when the Lifetime No-Lapse Guarantee applies, we use the procedure described above, but we base our calculation of the TOTAL REQUIRED AMOUNT on the Minimum Annual Premium for the Lifetime No-Lapse Guarantee under your Policy as shown on your Policy Schedule.

                            CLIC FINANCIAL STATEMENTS


                    [TO BE FILED BY PRE-EFFECTIVE AMENDMENT]

                           GLOSSARY

ACCOUNT VALUE                      The sum of the value of your
                                   investments in the Sub-Accounts,
                                   the value of your investments in
                                   the Fixed Account and the value
                                   of your Loan Account.

ACCUMULATION UNIT                  A unit of measure used to
                                   calculate a Policyholder's share
                                   of a Sub-Account.

ACCUMULATION UNIT VALUE            The dollar value of an Accumulation
                                   Unit in a Sub-Account.

ATTAINED AGE                       We determine  the Attained Age of the
                                   Insured at various times for various
                                   reasons.

                                   o        At the time we issue
                                            your Policy, the Insured's
                                            Attained Age is the
                                            Insured's age on the
                                            Policy Date.
                                   o        After we issue your
                                            Policy, the Insured's
                                            Attained Age generally
                                            is the Insured's age on
                                            the last Policy
                                            Anniversary on or before
                                            the Monthly Anniversary
                                            Date.
                                   o        If you increase the
                                            Specified Amount after
                                            we issue your Policy,
                                            the Insured's Attained
                                            Age, for purposes of
                                            determining Cost of
                                            Insurance Charges
                                            applicable to the
                                            increase, is the
                                            Insured's age on the
                                            last anniversary of the
                                            increase on or before
                                            that Monthly Anniversary
                                            Date.

BENEFICIARY                        The person or persons you have
                                   named to receive the Death
                                   Proceeds when the Insured dies.

CASH SURRENDER VALUE               The Account Value minus any
                                   surrender charge.

CLIC, WE, US AND OUR               Columbus Life Insurance Company.

COST OF INSURANCE CHARGES          The amount deducted to pay for
                                   insurance coverage under your
                                   Policy.

DEATH BENEFIT                      The amount we pay to the
                                   Beneficiary under the Policy when
                                   the Insured dies.

DEATH PROCEEDS                     Death Benefit plus any
                                   insurance on the Insured's life
                                   that was provided by riders to
                                   your Policy.

FIXED ACCOUNT                      An investment option that provides a fixed
                                   rate of interest.

FUND                               Each Sub-Account invests in a Fund
                                   that has the same investment objective
                                   as the Sub-Account. Each Fund is a series of a registered management investment company.

INDEBTEDNESS                       The sum of the value of your Loan
                                   Account plus accrued interest on
                                   the loan.

INSURED                            The person on whose life we
                                   provide insurance coverage under
                                   your Policy.

LOAN ACCOUNT                       The portion of your Account Value
                                   that is collateral for your loans.

MINIMUM ISSUE LIMIT                The minimum amount of insurance you
                                   must purchase and maintain. If
                                   the Insured is in a standard
                                   premium class, the Minimum Issue
                                   Limit is $25,000. If the Insured
                                   is in a preferred premium class,
                                   the Minimum Issue Limit is
                                   $100,000.

MONTHLY ANNIVERSARY DAY            The same date of each month
                                   as the Policy Date.
                                   This is the date each month on
                                   which we deduct the Monthly
                                   Deduction and Monthly Expense
                                   Charge.

MONTHLY DEDUCTION                  The Monthly Deduction
                                   includes the amount deducted for
                                   the Cost of Insurance Charge plus
                                   the cost of any additional
                                   benefit provided under your
                                   Policy by rider.

MONTHLY EXPENSE CHARGES            The Monthly Expense Charge covers
                                   the cost of administering your
                                   Policy.

NET CASH SURRENDER VALUE           Your Account Value minus any
                                   surrender charge and any Indebtedness.

NET PREMIUMS                       The amount of premium payment you paid
                                   less the Premium Expense Charge and
                                   less the Tax Charge.

PAYEE The person who actually receives the payment of proceeds from us under one of the Income Plans. Depending on the circumstances, the Payee might mean you, the Beneficiary, the Contingent Beneficiary, your estate or another designated person.

POLICY                             The Columbus Life Variable
                                   Universal Life Policy, including
                                   the application and any
                                   amendments, riders or
                                   endorsements.

POLICY ANNIVERSARY                 The same date each year as the Policy
                                   Date.

POLICY DATE                        The effective date of your Policy.

POLICY SCHEDULE                    The schedule that begins on page 3
                                   of your Policy. It contains
                                   specific information about your
                                   Policy such as the Specified
                                   Amount, your planned premium, the
                                   Death Benefit option you
                                   selected, required payments for
                                   guaranteed continuation of your
                                   Policy and the amount of various
                                   charges.

POLICY YEAR                        A year that starts on the your
                                   Policy Date or the anniversary of
                                   your Policy Date.

SA1                                A separate account of Columbus
                                   Life Insurance Company that
                                   supports your Policy.

SPECIFIED AMOUNT                   The amount of insurance coverage
                                   your selected.

SUB-ACCOUNTS                       A division of Separate Account 1.
                                   Each Sub-Account invests in a
                                   Fund, which has the same
                                   investment objective as the
                                   Sub-Account.

SURRENDER CHARGE                   If the Specified Amount of
                                   your Policy decreases, you will
                                   pay a surrender charge under
                                   certain circumstances.

                                   BACK COVER

This booklet contains the Columbus Life Variable Universal Life Insurance Prospectus and the current prospectuses of AIM Variable Insurance Funds, Inc., The Alger American Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust and Touchstone Variable Series Trust. You should rely only on the information contained in the Policy (including any attached riders or endorsements), this Prospectus or our approved sales literature.

No one is authorized to give any information or make any representation other than those contained in the Policy (including any attached riders or endorsements), this Prospectus or our approved sales literature.

                                     PART II

              INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION AND UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

Description of indemnification provisions applicable to Columbus Life Insurance Company to be filed by Pre-Effective Amendment to this Registration Statement on Form S-6.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER POLICIES PURSUANT TO SECTION 26(E)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, Columbus Life Insurance Company represents that, with respect to the Policies registered with the Securities and Exchange Commission by this Registration Statement, as it may be amended, and offered by the Prospectus included in the Registration Statement, all fees and charges imposed for any purpose and in any manner and deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Columbus Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet

         Reconciliation and tie between the Items in Form N-8B-2 and the Prospectus

         The Prospectus consisting of 77 pages

         The undertaking to file reports

         Other undertakings and representations

         The signatures

         Written consents*

         The following exhibits:

1. Exhibits required by Article IX, paragraph A, of Form N-8B-2:


                     (1) Resolution of Board of Directors of the Company dated September 10, 1998 authorizing the establishment of the Separate Account filed herewith.

                     (2)                   Not applicable

                     (3)      (a)          Agreement between the Company, on
                                           behalf of Separate Account 1, and
                                           Touchstone Securities, Inc.*

                              (b) Specimen of typical agreement(s) between Touchstone Securities, Inc. and dealers, managers, sales supervisors and salesmen.*

                              (c)          Not applicable

                     (4)                   Not applicable

                     (5) Form of Flexible Premium Variable Universal Life Insurance Policy filed herewith.

                     (6)      (a)          Certificate of Incorporation of the
                                           Company*

                              (b)          By-Laws of the Company*

                     (7)                   Not applicable

                     (8)                   Agreement between the Company, on
                                           its behalf and Separate Account 1,
                                           with the issuer, depositor, principal
                                           underwriter or investment adviser of
                                           any underlying investment company*

                     (9)                   Not applicable

                     (10) Form of Application for Flexible Premium Variable Universal Life Insurance Policy*

2.       Opinion and Consent of Counsel*

3.       None

4.       Not Applicable

5.       Not required

99.(1)  Actuarial Opinion and Consent*

99.(2)  Consent of PricewaterhouseCoopers LLP*

99.(3)  Powers of Attorney filed herewith.

* To be filed by pre-effective amendment to this Registration Statement on Form S-6.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Columbus Life Insurance Company Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Cincinnati and State of Ohio, on the 22nd day of April, 1999.

                              COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1

                              By:     COLUMBUS LIFE INSURANCE COMPANY


                              By:     /s/ Paul H. Amato
                                      -----------------
                                      Paul H. Amato
                                      President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                             PRINCIPAL EXECUTIVE OFFICER:



                             /s/ Paul H. Amato
                             -----------------
                             Paul H. Amato
                             President and Chief Executive Officer
                             April 22, 1999

                             PRINCIPAL ACCOUNTING AND FINANCIAL OFFICER:



                             /s/ Robert L. Walker
                             --------------------
                             Robert L. Walker
                             Chief Financial Officer
                             April 22, 1999

                             DIRECTORS:
                             William J. Williams*
                             John H. Barrett*
                             Paul H. Amato*
                             James N. Clark*
                             Robert C. Savage*
                             Ralph E. Waldo*

                             *By:   /s/ Paul H. Amato
                                    -----------------
                                    Paul H. Amato
                                    as attorney in fact for each Director
                                    April 22, 1999

                       EXHIBIT INDEX

EXHIBIT   NO.    DESCRIPTION                                              PAGE

1.        (1)    Resolution of Board of Directors of the Company
                 establishing Separate Account 1

1.        (5)    Form of Flexible Premium Variable Universal Life
                 Insurance Policy

99.       (3)    Powers of Attorney